UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑Check box if Amendment is material and investors must reconfirm within five business days. *This Amendment extends the Offering Deadline from September 19, 2024 to November 15, 2024 and updates the Cash and Cash Equivalents numbers under the "Financial Information" section on page 21 of this Form C/A.*
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SharpMed, LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    Arizona

    Date of Organization:

    December 18, 2015

Physical Address of Issuer:

14362 N Frank Lloyd Wright Blvd, #1000, Scottsdale AZ 85260

Website of Issuer:

https://sharpmed.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).[1]

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Class B Units, no par value

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$2.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,200,000

Deadline to reach the Target Offering Amount:

November 15, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

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[1] Commissions will not apply to individual investment commitments of twenty-five thousand dollars ($25,000.00) or more by individual (natural person) Investors, subject to the terms and conditions of that certain Amended and Restated Republic Regulation Crowdfunding Offering Agreement, dated May 1, 2024, by and between the Issuer and Republic.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$312,773	$531,945
Cash & Cash Equivalents	$73,268	$21,882
Accounts Receivable	$0	$0
Short-term Debt	$3,846,594	$3,439,211
Long-term Debt	$2,436,533	$2,436,533
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($1,041,555)	($2,702,404)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SharpMed, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$50,000** (the "**Target Offering Amount**") and up to a maximum amount of **$1,200,000** (the "**Maximum Offering Amount**") of Class B Units, no par value (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). The Minimum Individual Purchase Amount is **$100** and the Maximum Individual Purchase Amount is **$150,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by **November 15, 2024** (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of a Custodian Agreement as described in **Exhibit C** and an Omnibus Nominee Trust Agreement as described in **Exhibit D**. Under the Subscription Agreement, Custodian Agreement, and Omnibus Nominee Trust Agreement, Units sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Brassica Trust Company LLC, who will serve as the custodian (the "**Custodian**") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by Brassica Trust Company LLC as nominee ("**Nominee**") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as **Exhibit D**.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under **https://republic.com/sharpmed** (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A, Subscription Agreement attached as **Exhibit B**, Custodian Agreement attached hereto as **Exhibit C**, Omnibus Nominee Trust Agreement attached as **Exhibit D**, Operating Agreement attached hereto as **Exhibit E** and Joinder Agreement attached as **Exhibit F** in conjunction with the following summary information. All capitalized terms used herein that are not otherwise defined have the meanings as set forth in the Issuer's Amended and Restated Operating Agreement, dated May 14, 2024, as amended (the "**Operating Agreement**").

The Securities are "Class B Units" which are non-voting Units designated as Class B Units by the Manager and issued by the Issuer to Persons in consideration for Capital Contributions to the Issuer. Class B Members do not have the right or power to (a) participate in the designation of a Manager of the Issuer, (b) participate in the management of the Issuer, or (c) contractually bind the Issuer. Unless specifically provided for by the Operating

Agreement or required by law, Class B Members have no right to vote on any Issuer matter. Aside from the limitations set forth in the preceding sentences, Class B Members otherwise possess all other rights afforded to a Member pursuant to the Operating Agreement.

The Class B Units will be entitled to a preference only on distributions upon liquidation pursuant to Section 9.2(c) of the Operating Agreement. Except for the preference on liquidation as provided in Section 9.2(c) of the Operating Agreement, Class B Members will be *pari passu* with the Class A Members.

No Class B Member will be required to make any additional capital contributions to the Issuer under any circumstances and shall be exempt from participating in any capital call made by the Issuer unless said Class B Member elects to participate by providing written notice to the Issuer.

Authorized Capitalization

The Issuer has authorized two classes of securities, Class A Units and Class B Units. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

Rights and Duties of the Manager

The business and affairs of the Issuer will be managed by the Manager. All decisions concerning the business and affairs of the Issuer will be made by the Manager. Christopher Salvino is the sole Manager of the Issuer. Upon the resignation of Christopher Salvino, a Majority-in-Interest of the Members (holding at least 80% of the Class A Units) will have the right and authority to appoint a new Manager.

Matters Requiring Approval of a Majority-in-lnterest of the Members

The Manager will not be authorized to do any of the following on behalf of the Issuer without the prior approval of a Majority-in-Interest of the Members: (a) Amend the purposes of the Issuer from those set forth in Section 1.5 of the Operating Agreement; (b) Merge the Issuer with or into any other entity, or otherwise cause the Issuer to participate in any reorganization with any other entity; (c) Transfer or otherwise dispose of all or substantially all of the Issuer's assets or change its legal structure; (d) Make any distribution of cash or other property to any Member that is inconsistent with the provisions of Article 5 of the Operating Agreement; (e) Perform any act that contravenes the provisions of this Agreement; (f) Possess property of the Issuer, or assign rights in property of the Issuer for other than a purpose of the Issuer; (g) Make any elections required of the Members pursuant to the provisions of Section 3.9 of the Operating Agreement; (h) Loan funds to any Manager, Member or Affiliate of a Member, provided any such loan shall only be on arms' length, commercially reasonable terms; (i) Issue additional Membership Interests in the Issuer, create additional classes of Membership Interests or grant any preference(s) to a Member or class of Members; (j) Call for additional capital contributions to the Issuer; (k) Incur any indebtedness by the Issuer in excess of $250,000 or that would require the execution and/or delivery of personal guaranties by the Members; and (l) Pay any compensation, bonus or other remuneration to a Manager, a Member or an Affiliate of a Manager or Member.

Distributions

Prior to the dissolution of the Issuer and the commencement of the liquidation of its assets and winding up of its affairs, and subject to Section 5.2 of the Operating Agreement, the Issuer may distribute the Net Available Cash Flow at such times and in such amounts as the Manager may determine. Any and all amounts distributed pursuant to Section 5.1 of the Operating Agreement will be distributed among the Members in the following priority: (i) first, to satisfy any loans to the Issuer from any Member; (b) second, to the Members in accordance with each Member's Percentage Interest, net of any distribution received by the Member pursuant to Section 5.2 of the Operating Agreement; provided, however, in the event the amount to be distributed hereunder exceeds $2,000,000 in any twelve (12) month period, such excess shall be distributed to the Class B Members in accordance with their respective pro rata share of the aggregate Initial Class B Member Amounts until such Initial Class B Member Amounts have been paid in full. Notwithstanding anything herein to the contrary, to the extent that Christopher Salvino is entitled to any of the above-referenced excess distributions in his capacity as a Class B Member to satisfy his Initial Class B Member Amount, Christopher Salvino has authorized and directed the Issuer to pay all of his share of such distributions to Sue Salvino to satisfy all obligations under that certain promissory note from the Issuer in favor of Sue Salvino in the original principal amount of $2,000,000 and maturing on January 14, 2029 (the "**Note**"), until such time as the obligations of

3

the SMP Note, including all principal and interest accrued thereon, have been satisfied in full. Any distributions paid to Sue Salvino that are otherwise owed to Christopher Salvino as a Class B Member hereunder, together with any and all other payments made by the Issuer under the Note, will reduce Christopher Salvino's Initial Class B Member Amount on a dollar for dollar basis.

On an annual basis, the Issuer will distribute to the Members an amount equal to at least forty percent (40%) of the Profit of the Issuer, if any, in accordance with each Member's Percentage Interest.

Dissolution

The Issuer will be dissolved upon the first to occur of any of the following events: (i) the written agreement of a Majority-in-Interest of the Members at any time; (ii) the entry of a decree of dissolution under A.R.S. §§ 29-3701A.(4) and 29-3708; (iii) upon the occurrence of any Dissociation Event of the last remaining Member set forth in A.R.S. § 29-3602, unless within ninety (90) days of the event, all assignees of Interests in the Issuer consent in writing to admit at least one Member provided in A.R.S. §29-3701A.3.(a) of the Act to continue the business of the Issuer. Except as set forth above, the occurrence of a Dissociation Event will not cause the dissolution of the Issuer.

Upon the dissolution of the Issuer, the Manager will proceed to liquidate the Issuer's assets and properties, discharge the Issuer's obligations, and wind up the Issuer's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Issuer's assets, to the extent sufficient therefor, will be applied and distributed as follows: (i) first, to the payment and discharge of all of the Issuer's debts and liabilities except those owing to Members or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities; (ii) second, to the repayment of any outstanding loans to a Member; (iii) third, to the Class B Members in an amount equal to each respective Class B Member's Class B Member Amount, and in the event the total remaining proceeds available upon liquidation are not sufficient to satisfy the total aggregate Class B Member Amounts, then pro rata to each Class B Member in accordance with such Class B Member's Class B Member Amount; and (iv) fourth, Members in accordance with their respective pro rata share of the Member Units.

Right To Dissociate

An Investor may dissociate from the Issuer at any time by mailing or delivering a written notice of dissociation to the other Members at their last known address set forth in the list maintained by the Issuer. Notwithstanding the foregoing, the dissociation will be considered to be a breach of the Operating Agreement. The Issuer may recover damages for the breach and may offset the damages against any amount otherwise distributable to the Dissociated Member.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement attached as **Exhibit D,** Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

Voting and Control

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place, other than the Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Furthermore, as the Custodian is the legal owner of the Securities, until the Custodian transfers the Securities from custodial accounts with the Custodian ("**Custodial Accounts**") to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities unless the Transfer constitutes a Permitted Transfer. Subject to the conditions and restrictions set forth in Section 8.3 of the Operating Agreement, a Transfer of the Investor's Securities will constitute a Permitted Transfer if: (a) the Members not transferring their Membership Interests unanimously consent to the transfer in writing; (b) the Transfer is made by a Member to an Affiliate of such Member or to another Member; or (c) the Transfer is made following compliance with the terms of the right-of-first refusal set forth in Section 8.6 of the Operating Agreement. It is expressly provided in the Operating Agreement that the transferee of Membership Interests in a Permitted Transfer pursuant to Section 8.2 of the Operating Agreement will become a Substitute Member only if the conditions of Sections 8.3 and 8.4 of the Operating Agreement are satisfied. If the transferee of Membership Interests in a Permitted Transfer will not become a Substitute Member, the transferee will have only the rights set forth in Section 8.7 of the Operating Agreement and the transferor will retain all management and voting rights with respect to such Membership Interests.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to two hundred and seventy (270) days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Membership Interest in any manner except with the written consent of the Manager.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.
- The Manager is entitled to compensation for services performed for the Issuer, subject to Member approval as required by Section 3.3 of the Operating Agreement.
- The Securities will be subject to rights of first refusal as set forth in Section 8.6 of the Operating Agreement, tag-along rights as set forth in Section 8.8 of the Operating Agreement.
- Transfer restrictions set forth in Article 8 of the Operating Agreement may conflict with the terms of the Custodian Agreement as described in **Exhibit C** and Omnibus Nominee Trust Agreement described in **Exhibit D.**
- If the Investor seeks to transfer beneficial interests in the Securities, and the terms of the Operating Agreement will govern. Since the legal title to the Securities will be held by Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with Nominee (as Nominee and Custodian) pursuant to the afore-referenced Custodian Agreement and Omnibus Nominee Trust Agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C/A, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as **Exhibit D**. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable until one year after the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities (subject to the transfer restrictions as set forth in Article 8 of the Operating Agreement). It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with Brassica Trust Company LLC, who will serve as the custodian and nominee for the Securities.

Investors will not have voting rights,

Investors will not have the right to vote upon matters of the Issuer. Investors will never be able to freely vote upon any manager or other matters of the Issuer. The Securities are non-voting, except as otherwise set forth in the Operating Agreement or as required by applicable law.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time. Such dilution may reduce the Investors' economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from Members of the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major company milestone. If the funds are not sufficient, the Issuer may have to raise additional capital at a price unfavorable to the then existing Members, including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

SharpMed, LLC is a medical device incubator. The Issuer was originally formed as Sharp Medical Products, LLC and changed its name to SharpMed, LLC on March 15, 2023.

SharpMed, LLC also operates its business through 2 wholly-owned subsidiaries, Sharp Medical Products – Chest Tube, LLC and Sharp Respiratory Innovations, LLC (formerly Sharp Medical Products - Oxygen Face Mask, LLC). Sharp Medical Products – Chest Tube, LLC was formed on December 28, 2015 in the state of Arizona. Sharp Respiratory Innovations, LLC was formed on October 2, 2019 as Sharp Medical Products - Oxygen Face Mask, LLC in the state of Arizona.

The Issuer conducts business in the state of Arizona and plans to sell products through throughout the United States and internationally.

Business Plan

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O₂. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O₂, SharpMed is strongly positioned to deliver our suite of transformative medical devices. This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company. Together, we can ignite the future of medical technology and create a healthier tomorrow. Our current products include five groundbreaking medical devices, each between 67-95% market-ready. SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Turbo 02 Cap	Cap that eliminates hypoxia during intubation	Anesthesiologists, ICU teams, EMS providers, OR staff, hospital procurement, medical training institutions, ambulatory surgery centers
Modern N95	Transparent, reusable, comfortable N95	Healthcare professionals, frontline workers, industrial workers, commuters, and individuals seeking durable, comfortable respiratory protection
Bio Protect	Highly efficient O2 mask that also reduces pathogens to the providers	Healthcare facilities, emergency services, frontline workers, and individuals seeking effective respiratory protection with pathogen reduction
Exact	Measures the cervix during labor	Obstetricians, midwives, labor and delivery nurses, and healthcare facilities optimizing labor monitoring and management
TIMES	System for inserting, draining and securing chest tubes	Surgeons, interventional radiologists, respiratory therapists, and healthcare facilities ensuring efficient chest tube management and patient care

Customer Base

SharpMed is dedicated to advancing patient care through the development of transformative medical devices. Among our current portfolio of groundbreaking products under development are the Turbo O2 Cap, designed to eliminate hypoxia during intubation, catering to the needs of anesthesiologists, ICU teams, EMS providers, OR staff, and medical training institutions. Additionally, the Modern N95 respirator offers transparency, reusability, and comfort, addressing the requirements of healthcare professionals, frontline workers, industrial workers, and commuters seeking superior respiratory protection. Furthermore, our Bio Protect O2 mask not only provides highly efficient oxygen delivery but also reduces pathogen transmission, serving healthcare facilities, emergency services, and frontline workers. The Exact device, which precisely measures cervical dilation during labor, is poised to revolutionize labor monitoring and management for obstetricians, midwives, and labor and delivery nurses. Lastly, our TIMES system streamlines the insertion, drainage, and securement of chest tubes, benefiting surgeons, interventional radiologists, respiratory therapists, and healthcare facilities ensuring optimal patient care. With a diverse and innovative product portfolio, SharpMed plans to offer investors a unique opportunity to participate in the future of healthcare technology.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
11,123,581[2]	Anti-contagion mask	Utility Patent	December 7. 2020	September 21, 2021	USA
11,684,809	Anti-contagion mask	Utility Patent	December 8.2020	June 27, 2023	USA
17/512,006	3rd generation face mask respirator	Utility Patent	October 27, 2021	Pending	USA
N/A	Oxygen ET Cap and Generated Modernization of ET Tubes'	Utility Patent	August 6, 2020	Pending	USA
11,826,507	Endotracheal tube cap with pressure relief valve	Utility Patent	April 19, 2022	November 28, 2023	USA
17,947,453	Endotracheal tube relief valve	Utility Patent	September 19. 2022	Abandoned	USA
9,295,798	Laryngoscopic device with drug and oxygen delivery conduits	Utility Patent	October 8, 2014	March 29, 2016	USA
63,428,035	Endotracheal tube relief valve	Utility Patent	May 8, 2023	Pending	USA
63,440,448	Nasal Shield Cannula	Utility Patent	January 23, 2023	Pending	USA
16/857,150	Non-rebreather face mask	Utility Patent	April 23,2020	Abandoned	USA
11,123,581[3]	Anti-contagion mask	Utility Patent	December 7, 2020	September 21, 2021	USA
18/096,331	Capnography facemask	Utility Patent	January 12, 2023	Abandoned	USA
18/137,955	Non-rebreather face mask with retention strap	Utility Patent	April 21, 2023	Pending	USA
18/144,688	Non-rebreather face mask with directed airflow	Utility Patent	May 8, 2023	Pending	USA

[2] Patent is assigned to Sharp Medical Products - Oxygen Face Mask, LLC (name changed to Sharp Respiratory Innovations, LLC), a subsidiary of the Issuer. The patent records will be updated to reflect the name change.
[3] Patent is assigned to Sharp Medical Products - Oxygen Face Mask, LLC (name changed to Sharp Respiratory Innovations, LLC), a subsidiary of the Issuer. The patent records will be updated to reflect the name change.

18/144,750	Non-rebreather face mask with low dead space	Utility Patent	May 8, 2023	Pending	USA
16,867,700[4]	Cervix caliper	Utility Patent	May 6, 2020	August 8, 2023	USA
16,592,723	Actuating scalpel device	Utility Patent	October 3, 2019	Abandoned	USA
16,592,728	Chest tube sheath	Utility Patent	October 3, 2019	Abandoned	USA
16,682,239[5]	Sutureless adhesion system	Utility Patent	November 13, 2019	August 2, 2022	USA
16,698,908	Chest tube valve	Utility Patent	November 27, 2019	Abandoned	USA
16,699,887	Chest tube membrane	Utility Patent	December 2, 2019	Pending	USA
11,107,371[6]	Rib training assembly	Utility Patent	May 12, 2020	August 31, 2021	USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

---

[4] Patent is assigned to Sharp Respiratory Innovations, LLC, a subsidiary of the Issuer.

[5] Patent is assigned to Sharp Medical Products - Chest Tub, LLC, a subsidiary of the Issuer.

[6] Patent is assigned to Sharp Medical Products - Chest Tub, LLC, a subsidiary of the Issuer.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$84,000
New Product Marketing	0%	$0	1%	$12,000
Research and Development	49%	$24,500	49%	$588,000
New Hires	0%	$0	20%	$240,000
General Working Capital	27%	$13,500	23%	$276,000
Total	**100%**	**$50,000**	**100%**	**$1,200,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the Offering proceeds will be used.

Research and Development
General engineering, patent work, and product development costs.
New Hires
Onboarding future employees as necessary to enhance shareholder value.
General Working Capital
General and Administrative expenses related to payroll, office, and interest expense.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Salvino	Founder, Manager and CEO	SharpMed, LLC (formerly Sharp Medical Products, LLC), CEO and Manager, January 2017 to Present Responsibilities: Overall management and vision of company, including strategic planning, financial management, business development, and regulatory compliance, fostering innovation, growth, and excellence in medical device development and market expansion	Loyola Medical School, Doctor of Medicine (1987) University of Notre Dame, Biology, Bachelor of Science (1983) University of Colorado-Boulder, Masters, Aerospace Engineering with Certificate in Management (2024)
Ken Andresen	CFO	SharpMed, LLC (formerly Sharp Medical Products, LLC), CEO, April 2022 to Present Responsibilities: Oversees financial operations, budgeting, forecasting, and investor relations, ensuring financial stability, regulatory compliance, and strategic alignment for sustainable growth and profitability Parkview Christian Church, Executive Director of Operations, April 2020 to Present Oversees financial operations, budgeting, forecasting, and investor relations, ensuring financial stability, regulatory compliance, and strategic alignment for sustainable growth and profitability	University of Illinois Urbana-Champaign, Bachelor of Science in Accountancy and Bachelor of Science in Finance (2004)

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Arizona law and provided for in Section 3.7 of the Operating Agreement. The Manager will not be liable or accountable in damages to the Issuer or any Member for any act or omission of such Manager in connection with carrying on the business and purposes of the Issuer unless such act or omission constitutes gross negligence, willful misconduct, a violation of law, or a breach of the Operating Agreement. Further, the Issuer will defend and hold harmless the Manager for any act or omission of the Manager in connection with carrying on the business and purpose of the Issuer unless such act or omission constitutes gross negligence, willful misconduct, a violation of law, or a breach of the Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence, willful misconduct or of a breach of the Operating Agreement, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized common interests consists of units of Class A common interests of which 10,000,000 Units are issued and outstanding (the "**Common Interests**") and units of Class B preferred interests of which 1,045,000 Units are issued and outstanding (the "**Preferred Interests**").

Outstanding Capital Interests

As of the date of this Form C/A, the Issuer's outstanding Capital Interests consists of:

Type	Common Interests
Amount Outstanding	10,000,000
Par Value Per Unit	N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	90.5%

Type	Class B Preferred Interests
Amount Outstanding	1,045,000
Par Value Per Unit	N/A
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	Class B Preferred Interests receive a distribution and liquidation preference.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.5%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Business Line of Credit
Creditor	Tech Capital Group LLC
Amount Outstanding	$2,100,000
Interest Rate and Amortization Schedule	12%
Description of Collateral	All assets of the Issuer
Other Material Terms	Personal Guarantees from 4 Members. After the maturity date of this Note and after and during an Event of Default, the interest accrues at an interest rate of 10% and a late charge of 5% will apply on any late payment not received within 5 days after the payment due date.
Maturity Date	December 31, 2024
Date Entered Into	November 1, 2021; March 15, 2022

Type	Member Advance
Creditor	NEECI LLC
Amount Outstanding	$1,568,000
Interest Rate and Amortization Schedule	12% compounded annually, with the interest being prepaid on the date of each disbursement. After the maturity date of this Note and after and during an Event of Default, the interest accrues at an interest rate of 15% and a late charge of 5% will apply on any late payment not received within 5 days after the payment due date.
Description of Collateral	All assets of the Issuer
Other Material Terms	Under the terms of the agreements, the Issuer was required to prepay interest at inception of the loan.
Maturity Date	12/31/24
Date Entered Into	November 17, 2022

Type	Long Term Member Loan
Creditor	Suzanne Salvino
Amount Outstanding	$2,000,000
Interest Rate and Amortization Schedule	1.3% accrued interest
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	January 2029
Date Entered Into	January 2022

Type	Long Term Member Loan
Creditor	Northwest Technologies
Amount Outstanding	$225,000
Interest Rate and Amortization Schedule	5% accrued interest
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	2030
Date Entered Into	2021

Type	Long Term Member Loan
Creditor	Christopher Salvino
Amount Outstanding	$211,533
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	The advances are noninterest bearing and are due on demand.
Maturity Date	N/A
Date Entered Into	Various Advance Dates in 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Christopher Salvino	7,500,000, Class A Units	68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of July 31, 2024, the Issuer had an aggregate of $58,708.85 in cash and cash equivalents, leaving the Issuer with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to this Offering, the Issuer intends to conduct a separate private offering to accredited investors under Regulation D (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Christopher Salvino, the Manager and CEO of the Issuer, continues to inject capital into the Issuer to cover operations along with other Members which have loaned capital to the Issuer as described in the "*Outstanding Debt*" section hereof.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any valuation of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>**Exhibit A**</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

The Offering Deadline has been extended from September 19, 2024 to November 15, 2024. As of July 31, 2024, the Issuer had an aggregate of $58,708.85 in cash and cash equivalents, leaving the Issuer with approximately 8 months of runway.

Previous Offerings of Securities

We have not made any offerings of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

1. On November 17, 2022, the Issuer entered into the first of three loan agreements with NEECI LLC, a member of the Issuer, for $684,000 to finance the research and development of new medical products. The Issuer entered into the second loan agreement for $448,000 and the third loan agreement for $436,000 on January 1, 2023, and March 31,2023, respectively. These term notes bear interest at 12% compounded annually, with the interest being prepaid on the date of each disbursement. The maturity date for December 31, 2024. The balance owed on the line of credit from the member is $1,568,000.

2. On November 21, 2021, the Issuer entered into the first of a series of one-year loan agreements with a member of the Issuer, Tech Capital Group LLC, for $600,000 to finance the research and development of new medical products. The Issuer entered into three additional one-year loan agreements with the related party for $600,000 each on March 15, 2022, July 1, 2022, and August 31, 2022, respectively. These term notes bear interest at 12% compounded annually and require no payments until maturity. The interest for each loan was prepaid on the date of disbursement. The maturity date for the loans is December 31, 2024. The balance owed on the line of credit from the related party is $2,100,000.

3. On April 31, 2021, the Issuer entered into a promissory note for $225,000 with a member, Northwest Technologies, to acquire the member's ownership interest of one of the Issuer's subsidiaries. The note bears interest at 5% compounded annually and requires payments based on receipt of future funding. Within three business days of receipt of the first $1,500,000 of future investments in the Issuer, $50,000 is to be paid. Within three business days of receipt of the next $1,200,000 of future investments in the Entity, $50,000 is to be paid. The remaining balance of $125,000 had a maturity date in April 2023. However, as of the date these consolidated financial statements were available to be issued, the Issuer and the member were in the process of extending the maturity date. The promissory note is secured by membership interest pledge agreement. The note payable balance as of December 31, 2023 and 2022 is $225,000. The balance owed on the line of credit from the related party is $225,000.

4. On January 14, 2022, the Issuer entered into a promissory note for $2,000,000 with a former member, Suzanne Salvino, to acquire the remaining ownership interest of one of the subsidiaries. The note bears interest at 1.3% compounded annually and requires no payments until maturity on January 14, 2029. The promissory note is secured by membership interest pledge agreement. The balance owed on the line of credit from the related party is $2,000,000.

5. The Issuer received advances from a member, Christopher Salvino, during 2021 in the amount of $211,533. The advances are noninterest bearing and are due on demand. The amount due to the member at December 31, 2023 and 2022 is $211,533. The balance owed on this loan is $211,533.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://sharpmed.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

SharpMed, LLC
_____
(Issuer)

By:

/s/ Christopher Salvino
_____
(Signature)

Christopher Salvino
_____
(Name)

CEO and Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Salvino
_____
(Signature)

Christopher Salvino
_____
(Name)

Manager and CEO
_____
(Title)

August 5, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Consolidated Financial Statements and
Independent Accountants' Review Report

SharpMed, LLC and Subsidiaries

**As of and for the Years Ended
December 31, 2023 and 2022**

TEL **630 420 1360**   FAX **630 420 1463**   184 SHUMAN BLVD, SUITE 200   NAPERVILLE, IL 60563
TEL **630 377 1106**   FAX **630 377 2294**   2560 FOXFIELD ROAD, SUITE 300   ST. CHARLES, IL 60174
WWW.DHJJ.COM

CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
SharpMed, LLC
Scottsdale, Arizona

We have reviewed the accompanying consolidated financial statements of SharpMed, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in members' deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SharpMed, LLC and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

DHJJ LTD.

Naperville, Illinois
February 14, 2024

TEL 630 420 1360 FAX 630 420 1463 184 SHUMAN BLVD, SUITE 200 NAPERVILLE, IL 60563
TEL 630 377 1106 FAX 630 377 2294 2560 FOXFIELD ROAD, SUITE 300 ST. CHARLES, IL 60174
WWW.DHJJ.COM

SharpMed, LLC and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash	$ 73,268	$ 21,882
Total current assets	73,268	21,882
OTHER ASSETS		
Property and equipment, net	-	93
Intangible assets, net	239,505	143,451
Prepaid interest	-	366,519
	239,505	510,063
	$ 312,773	$ 531,945

LIABILITIES AND MEMBERS' DEFICIT

	2023	2022
CURRENT LIABILITIES		
Line of credit, member	$ 1,568,000	$ 893,067
Line of credit, related party	2,100,000	2,400,000
Accounts payable	96,544	101,344
Accrued interest	82,050	44,800
Total current liabilities	3,846,594	3,439,211
LONG-TERM LIABILITIES		
Note payable, member	225,000	225,000
Notes payable	2,000,000	2,000,000
Member advances	211,533	211,533
	2,436,533	2,436,533
MEMBERS' DEFICIT		
Class A Units	-	-
Class B Units	2,279,810	1,864,810
Accumulated deficit	(8,250,164)	(7,208,609)
	(5,970,354)	(5,343,799)
	$ 312,773	$ 531,945

See accompanying notes and independent accountants' report.

SharpMed, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ending December 31, 2023 and 2022

	2023	2022
SALES, net	$ -	$ -
OPERATING EXPENSES	716,185	2,455,234
Operating loss	(716,185)	(2,455,234)
OTHER INCOME (EXPENSE)		
Legal settlement	140,000	-
Interest expense	(465,370)	(247,170)
	(325,370)	(247,170)
CONSOLIDATED NET LOSS	$ (1,041,555)	$ (2,702,404)

See accompanying notes and independent accountants' report.

SharpMed, LLC and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
For the years ending December 31, 2023 and 2022

	Class A Units	Class B Units	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2022	$ -	$ 3,864,810	$ (4,506,205)	$ (641,395)
Consolidated net loss	-	-	(2,702,404)	(2,702,404)
Acquisition of units	-	(2,000,000)	-	(2,000,000)
BALANCE, DECEMBER 31, 2022	$ -	$ 1,864,810	$ (7,208,609)	$ (5,343,799)
Consolidated net loss	-	-	(1,041,555)	(1,041,555)
Issuance of units	-	415,000	-	415,000
				-
BALANCE, DECEMBER 31, 2023	$ -	$ 2,279,810	$ (8,250,164)	$ (5,970,354)

SharpMed, LLC and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ending December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Consolidated net loss	$ (1,041,555)	$ (2,702,404)
Adjustments to reconcile consolidated net loss to net cash used by operating activities:		
Depreciation	93	186
Amortization	6,026	6,026
(Increase) decrease in:		
Prepaid interest	366,519	(349,931)
Increase (decrease) in:		
Accounts payable	(4,800)	101,344
Accrued interest	37,250	44,800
Net cash used by operating activities	(636,467)	(2,899,979)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of intangible assets	(102,080)	(128,769)
Net cash used by investing activities	(102,080)	(128,769)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances on line of credit from member	674,933	893,067
Advances on line of credit from related party	-	2,100,000
Repayment on line of credit from related party	(300,000)	-
Proceeds from issuance of units	415,000	-
Net cash provided by financing activities	789,933	2,993,067
NET INCREASE (DECREASE) IN CASH	51,386	(35,681)
Cash, beginning of year	21,882	57,563
Cash, end of year	$ 73,268	$ 21,882
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Taxes	$ -	$ -
Interest	$ 61,601	$ 552,301
Schedule of noncash financing activities:		
Acquisition of member units for a note payable	$ -	$ 2,000,000

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

SharpMed, LLC and Subsidiaries (the "Entity") is an end-to-end medical product design and development company partnering with inventors to drive innovation from the inside out. The Entity focuses on medical device inventors and strategies that prioritize providing healthcare professionals and patients with safe, comfortable, effective, and innovative medical solutions to meet everyday needs. The Entity currently holds six medical device patents and has sixteen pending patents on medical devices.

Principles of Consolidation

The consolidated financial statements include the consolidated accounts of SharpMed, LLC ("SharpMed") and its subsidiaries, Sharp Medical Products – Chest Tube, LLC ("Chest Tube") and Sharp Respiratory Innovations, LLC ("Sharp Respiratory"). All significant intercompany balances and transactions between SharpMed and its subsidiaries have been eliminated in the accompanying consolidated financial statements. SharpMed and its subsidiaries are collectively referred to as the "Entity."

Basis of Accounting

The accounting policies of the Entity conform to accounting principles generally accepted in the United States of America. Policies outlined here, or in other notes, include all accounting policies considered significant.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying values of cash and accounts payable approximate fair value due to the short-term nature of these items, the fact that these amounts resulted from recent transactions between willing buyers and willing sellers, and their close proximity to maturity. The fair value of the Entity's lines of credit and notes payable approximate carrying value as the interest rate charged is reflective of market interest rates on debt bearing similar risk to the investor.

Cash

The Entity classifies all bank deposits as cash.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the useful life of the assets, primarily using the straight-line method.

Expenditures for significant renewals and betterments, if applicable that extend the useful lives of assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Intangible Assets

Intangible assets consist of patent costs. Costs, such as filing fees with patent granting agencies and legal fees directly relating to those filings, incurred to file patent applications are capitalized when the Entity believes there is a high likelihood that the patent would be issued and there would be future economic benefit associated with the patent. These costs are amortized from the date of the patent application on a straight-line basis over the estimated useful life of 20 years, which is the legal life of the patent. All costs associated with abandoned patent applications are expensed. The Entity expenses patent annuity fees as these fees are maintenance fees required by the patent office at certain points in time after a patent is granted in order to keep the patent legal rights in force. During the years ended December 31, 2023 and 2022, these patent annuity fees were insignificant.

Impairment of Long-Lived Assets

The Entity reviews long-lived assets, including patents, for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. If impairment is recognized, the carrying value of the impaired asset is reduced to its fair value. There were no impairment charges or long-lived assets disposed of during the years ended December 31, 2023 and 2022.

Equity Capital

The Entity authorized and issued two class of equity units, Class A Units ("A Units") and Class B Units ("B Units"), to the members of the Entity upon formation. Each member receives an equal share of profits, losses and distributions.

Management and Governance

The Members have appointed a managing member of the Entity with the authority to manage the affairs of the Entity in accordance with the Agreement. However, the managing member must receive 95% prior approval from the members to (a) issue additional membership interests in the Entity, create additional classes of membership interests or grant any preferences to a member or class of members, (b) call for additional capital contributions, (c) incur any indebtedness in excess of $250,000 or any indebtedness that would require personal guaranties by the members and (d) pay any compensation, bonus or other remuneration to a manager or member.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities on the Entity's medical devices. Costs include items such as engineering, materials and external costs to vendors engaged to conduct product development activities. Total research and development expenses for the years ended December 31, 2023 and 2022 was $121,403 and $1,623,732, respectively.

Advertising Expenses

Advertising expenses are included in operating expenses and recognized by the Entity when incurred. Total advertising expenses for the years ended December 31, 2023 and 2022 was $12,564 and $8,532, respectively.

Income Taxes

The Entity has elected to be treated as a partnership for federal and state tax purposes. Income or loss of the Entity is allocated based on ownership percentages. No income tax provision has been included in the consolidated financial statements since income or loss of the Entity is required to be reported by the respective members on their income tax returns. The Entity has estimated a cumulative taxable (loss) for the years ended December 31, 2023 and 2022 and therefore no tax allowance amounts are required to be distributed.

The Entity records a liability for uncertain tax positions, including interest and penalties, when it is probable that a loss has been incurred and the amount can be reasonably estimated. No such liability was applicable to the Entity at December 31, 2023 and 2022. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Internal Revenue Service ("IRS") can include returns filed within the last three years in an audit. If a substantial error is identified, the audit could be expanded to include up to six of the preceding years.

Concentrations of Credit Risk

The Entity's financial instruments subject to credit risk are, primarily, cash. The Entity averts its risk by depositing its excess cash only in established, high quality financial institutions. Management believes that any risk of loss is significantly reduced by its ongoing credit evaluations and the close working relationship developed with its customers.

SharpMed, LLC and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* The guidance in the ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months, or leases that are 12 months or less, combined with all periods covered by an option of lease extension if the lessee is reasonably certain to exercise that ability. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard was effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements, with certain practical expedients available. The Entity does not have any leases longer than 12 months during 2023 and 2022.

Adoption of New Accounting Principle with Respect to Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The ASU introduced a new credit loss methodology, the CECL methodology, which requires earlier recognition of credit losses and requires additional disclosures about credit risk. The CECL methodology utilizes a lifetime "expected credit loss measurement objective for the recognition of credit losses for loans, held to maturity debt securities, receivables, and other financial assets. The allowance for credit loss is adjusted each period for changes in expected credit losses. This represents a significant change from previous GAAP which generally required a loss to be incurred before it was recognized. Thus, within the life cycle of a loan or other financial asset, the CECL methodology will generally result in earlier recognition of a loss provision and related allowance for credit losses compared to previous GAAP. The guidance was effective for the Entity on January 1, 2023, and did not result in an increase in the allowance for credit losses and provision for credit losses as compared to previous GAAP.

Date of Management's Review

Management has evaluated subsequent events through February 14, 2024, the date on which the consolidated financial statements were available to be issued.

NOTE B--INTANGIBLE ASSETS

Intangible assets consist of the following on December 31:

	2023	2022
Patents	$ 252,271	$ 150,191
Accumulated amortization	(12,766)	(6,740)
	$ 239,505	$ 143,451

NOTE B--INTANGIBLE ASSETS-continued

Amortization for intangibles for the years subsequent to December 31, 2023 are as follows:

Year ending December 31:

2024	$	10,109
2025		10,109
2026		10,109
2027		10,109
2028		10,109
Thereafter		188,960
	$	239,505

Amortization expense on the patents was $6,026 for the years ended December 31, 2023 and 2022. Accumulated amortization expense as of December 31, 2023 and 2022 was $12,766 and $6,740, respectively.

NOTE C--LINE OF CREDIT - MEMBER

On November 17, 2022, the Entity entered into the first of three loan agreements with a member for $684,000 to finance the research and development of new medical products. The Entity entered into the second loan agreement for $448,000 and the third loan agreement for $436,000 on January 1, 2023, and March 31,2023, respectively. These term notes bear interest at 12% compounded annually, with the interest being prepaid on the date of each disbursement. The line of credit is secured by substantially all business assets and is guaranteed by certain members as stated in the agreement. As of the date these consolidated financial statements were available to be issued, the Entity and the member were in process of extending the maturity from December 31, 2023 to December 31, 2024. The balance owed on the line of credit from the member as of December 31, 2023 and 2022 was $1,568,000 and $893,067, respectively.

Under the terms of the agreements, the Entity was required to prepay interest at inception of the loan. The balance of the prepaid interest at December 31, 2023 and 2022 was $ - and $85,711, respectively.

NOTE D--LINE OF CREDIT - RELATED PARTY

On November 21, 2021, the Entity entered into the first of a series of one-year loan agreements with a related party for $600,000 to finance the research and development of new medical products. The Entity entered into three additional one-year loan agreements with the related party for $600,000 each on March 15, 2022, July 1, 2022, and August 31, 2022, respectively. These term notes bear interest at 12% compounded annually and require no payments until maturity. The interest for each loan was prepaid on the date of disbursement. On August 31, 2022, the loan was amended to extend the maturity date to December 31, 2023, and as of the date these consolidated financial statements were available to be issued, the Entity and the related party were in process of extending the maturity to December 31, 2024. The loans are guaranteed by certain members as stated in the agreement.   The balance owed on the line of credit from the related party as of December 31, 2023 and 2022 was $2,100,000 and $2,400,000, respectively.

Under the terms of the agreements, the Entity was required to prepay interest at inception of the loan. The balance of the prepaid interest at December 31, 2023 and 2022 was $ - and $280,808, respectively.

NOTE E--NOTE PAYABLE-MEMBER

On April 31, 2021, the Entity entered into a promissory note for $225,000 with a member to acquire the member's ownership interest of one of SharpMed's subsidiaries. The note bears interest at 5% compounded annually and requires payments based on receipt of future funding. Within three business days of receipt of the first $1,500,000 of future investments in the Entity, $50,000 is to be paid. Within three business days of receipt of the next $1,200,000 of future investments in the Entity, $50,000 is to be paid. The remaining balance of $125,000 had a maturity date in April 2023. However, as of the date these consolidated financial statements were available to be issued, the Entity and the member were in the process of extending the maturity date. The promissory note is secured by membership interest pledge agreement. The note payable balance as of December 31, 2023 and 2022 is $225,000.

NOTE F--NOTE PAYABLE

On January 14, 2022, the Entity entered into a promissory note for $2,000,000 with a former member to acquire the remaining ownership interest of one of the subsidiaries. The note bears interest at 1.3% compounded annually and requires no payments until maturity on January 14, 2029. The promissory note is secured by membership interest pledge agreement.

NOTE G--RELATED PARTY TRANSACTIONS

The Entity received advances from a member during 2021 in the amount of $211,533. The advances are non-interest bearing and are due on demand. The amount due to the member at December 31, 2023 and 2022 is $211,533.

NOTE H--LEGAL SETTELMENT

The Entity was awarded and received $140,000 during 2023 for breach of contract with a vendor related to the production of a medical device in which the Entity holds a patent on.

NOTE I--CASH CONCENTRATIONS

The Entity maintains a significant portion of its cash at commercial banks located in the Chicago, Illinois area. Accounts at banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per bank. The Entity did not have any uninsured cash balances as of December 31, 2023 and 2022. The Entity has not experienced any losses in these accounts and does not believe that a significant credit risk exists at this time.

NOTE J--CROWDFUNDING

During 2023, the Entity entered into a crowdfunding agreement. Through the crowdfunding agreement, the Entity is seeking initial investors under Section 4(a)(6), Regulation Crowdfunding, of the Securities Act of 1933 through the Portal. To facilitate the investing activities, the Entity anticipates issuing one class of common stock in a new corporation. The members of SharpMed will convert their units in SharpMed to common stock of the new corporation. Thereby, SharpMed, Chest Tube and Sharp Respiratory will become wholly owned subsidiaries of the newly formed corporation. Additional shares of the new corporation's common stock will be offered under the crowdfunding agreement.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SharpMed, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], SharpMed, LLC, an Arizona limited liability company (the "**Issuer**"), hereby issues to the Investor the right to certain units of the Issuer's Equity Securities (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities, as applicable, sold in the First Equity Financing. The number of Equity Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity

Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities sold in the Subsequent Equity Financing. The number of such Equity Securities shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of units of Equity Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of units of the most recent issued Equity Securities equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's managers (or board of directors if the Issuer is a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation).

(c) **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Interests, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d) **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Issuer, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Interests**" means common limited liability company membership units of the Issuer or common stock of the Issuer, if the Issuer is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or Section 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Issuer that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Securities.

"**Discount Price**" means the product of (i) the price per unit of Equity Securities sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than **$3,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Issuer or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Issuer or preferred stock of the Issuer, if the Issuer is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Issuer's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e)   If the Issuer, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of

1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Issuer's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Issuer's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's organizational documents, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Issuer or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile or organizational form.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Arizona, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **Phoenix, AZ.** Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SharpMed, LLC

By:
Name: Christopher Salvino
Title: CEO and Manager
Address: 14362 N Frank Lloyd Wright Blvd, #1000, Scottsdale AZ 85260
Email: csalvino@sharpmed.com

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by **SharpMed, LLC** (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1) cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2) in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3) receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4) vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with at the direction of the Chief Executive Officer of SharpMed, LLC (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5) in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6) appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7) take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                  Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

ISSUER:

SharpMed, LLC

By:

Name: Christopher Salvino, CEO and Manager

Date:

EXHIBIT C

Video Transcript

Hello I'm Dr Chris Salvino CEO of SharpMed. I've been in the front lines of medicine for over 30 years. Not only saving lives as a trauma surgeon but also reshaping them as a biomedical Engineer. In that time, I've witnessed how the broken medical device development process blocks Innovations from reaching patients.

Medical devices are a staggering $164 billion industry in America, yet the overwhelming majority of developers fixate on achieving the latest technological feat. This comes at the expense of creating products that hospitals actually need and can afford. The result many potentially lifesaving devices fail to reach the market. I founded SharpMed to bridge this massive gap. SharpMed is a medical device developer that creates the Innovative products doctors need, hospitals want and that enhance patient care. SharpMed manages the entire development process from initial concept licensing to commercialization.

Our portfolio consists of five disruptive products that were carefully selected to fill an urgent need in patient care. Each of these products has undergone rigorous development and they currently range from 67% to 95% commercial readiness. Take Modern™ for instance, a never-before seen transparent N95 mask. Modern™ combines 99% filtration with the ability to communicate visually in health care settings. Then there's Bio Protect™ a cutting-edge dual-purpose oxygen mask. Bio Protect™ can increase oxygen levels by up to 64% and is designed to safeguard healthcare workers from bacteria and viruses transmitted by infected patients. We've also developed Exact™ a game changing disposable cervical measurement tool, used during childbirth. Our initial testing showed us it is more effective than the outdated two fingered method used since ancient Roman times. Exact™ can help doctors make better informed C-section decisions and reduce delivery complications. And last but not least there's TIMES™. TIMES™ is a suite of products that modernizes chest tube insertion, a procedure that's gone unchanged since the 1860s. This system makes chest tube insertions faster, easier, and potentially less painful. With TIMES™, we aim to dramatically improve outcomes for this critical medical procedure.

Our traction speaks for itself. With six issued patents, 16 more pending approval and pioneering research that's been published in seven highly esteemed medical journals, including the American Journal of Surgery. Now is the perfect time to in invest in SharpMed. As we prepare to launch our flagship Innovation Turbo® O_2. This game changing device prevents dangerously low auction levels during difficult intubations. Turbo® O_2 is 95% ready to commercialize. With FDA class 1 clearance already secured, we aim to raise an additional 1.2 to 5 million to bring Turbo® O_2 to market within a year. Our leadership team has already invested 4.5 million into our mission. And we are actively pursuing grants with the National Institutes of Health totaling 10 million in non-dilutive funding. Combined we believe this funding will bring our entire product line to market. By joining forces you can help ignite the next era of medical advancement and provide the breakthrough technologies that patients, doctors and the industry have been waiting for.

Invest in SharpMed today!

Published data shows within the emergency department and critical care unit 20 to 30 percent of critically ill adults who undergo emergent endotracheal tube intubation experience severe, life-threatening hypoxia with an associated mortality rate as high as 50 percent. Additionally, two recently published studies show that 33 percent of patients who undergo emergent endotracheal tube intubation within the emergency department experience hypoxia on average for 80 seconds.

When multiple intubation attempts are required, hypoxia is experienced in 70 percent of patient's undergoing emergent endotracheal tube intubation. Introducing the turbo cap, a revolutionary device that during difficult intubation attempts, extends the safe apnea period up to 16 minutes while maintaining a greater than 97 percent oxygen saturation level. With the turbo two cap, 100 percent oxygen concentration is delivered to the source, with the clinical difference unmatched when compared to alternative methods of oxygen delivery.

"People have tried different things that are close to simulating what the Turbo O_2 cap does, meaning there have been trials where they've like taped an oxygen canula on the side of a person's mouth and blown oxygen in into a person's mouth while undergoing intubation, but. Nobody has ever actually tried to put oxygen down the endotracheal tube at a sufficient enough volume or flow rate to really positively impact things and so that would. That's what makes this exciting and just remarkably simple at the same time. To me, it's a very pragmatic and simple device which has great promise be to prevent the most challenging complication and hopefully well become the standard for including in every emergency department or every emergence intubation that is done for patients who are at risk." Dr. Steven H. Mitchell, MD – Medical Director, Emergency Department of Harborview Medical Center

The Turbo O_2 Cap is a patent- issued, pre-commercial market- ready solution that offers clinical value during difficult intubation attempts and extends the safe apnea period up to 16 minutes while maintaining a greater than 97 percent oxygen saturation level. Economic value. Realize 85 percent product gross margin strategic value. By packaging the Turbo trademark, two Cap with an endotracheal tube can eliminate your endotracheal tube competition.

Hello, my name is uh Dr Brion Benninger Professor of Medical Innovation Technology and Research at West University of Health Sciences. Today I want to talk to you about the uh Turbo® O_2 Cap. And this is really quite an extraordinary small lovely Innovative little tool right here that's invention and what it was meant to do was, here you can see a classic ET tube. And as most of us know as we're putting an ET tube down, right if the patient has been paralyzed on purpose from an anesthetist or an anesthesiologist. Or whether they've come in they're traumatized and they're unconscious. But while you're doing this there is no oxygen going down into that person right. Well, the Turbo® O_2 Cap which is a universal cap will fit on any size and as you can see here it fits on beautifully. But it also has a port right here for oxygen so you can put O_2 in here you can deliver uh 10 L uh 15 L if you wish, per minute on to here. And when we did this, we had an O_2 sensor that we put inside a person who had graciously donated themselves on a donor cadaver. But the point is that you put this in, and as you're intubating, and you go down into here and you're intubating and you're using your laryngoscope. Whether it's manual or laryngo uh uh um a video laryngoscope, as you place it down and you have your port on here you are delivering O_2 so even as long as the chords aren't completely closed, O_2 isn't going down. We put a sensor in here and we were able to see that um it was rather efficient the amount of O_2 that was getting down at the bifurcation of the bronchi or at the end of the trachea. And so, this Turbo® Cap was absolutely uh phenomenal did what it was supposed to do for us, we put it on two or three different sizes. We used 5, 10 and then 15 uh liters per minute on here. And we found that you know the O2 sensor picked it up and we had the O2 sensor set at the bifurcation uh of the trachea or where the uh bronchi began. And therefore, this is an invaluable tool that gives us during that those moments where you're still trying to get through and maybe it's uh uh difficult Apgar scar it's tough to get that through those cords. And while you're trying to do that, and you know you're actually you can be delivering oxygen down through and between the the cords. And so, it's absolutely phenomenal it does what it says it's supposed to do and it even has a built-in safety type lock where if there was a oxygen in here. In such a way you're developing a back flow it would absolutely uh whistle or make a noise and let you know that you you need to come back out. And so on and so forth and so uh it's um uh I think this should be on every uh pre-hospital vehicle, every paramedic type of vehicle um, military type situations, wilderness situations and uh everyone should just have one of these and place it on here. As long as you've got the O2 that you can deliver at 5, 10, 15, we found that 10 L is fairly ideal. Alright uh so good luck and everyone should practice with this. Thanks very much.

Hello, my name is uh Dr Brion Benninger Professor of Medical Innovation Technology and Research at West University of Health Sciences. Today I want to talk to you about chest strains or thoracentesis and essentially, I want to show you this new technology by the Sharp Reactor company. And essentially this is a very minimally invasive uh endoscope you could look at it that way. But comparing it to the typical standard way of putting a chest strain in, yes, we would still make an incision about 1 cm with a scalpel blade on the upper border of a rib. And say in this particular fashion along this anterior lateral aspect of the on the left side here of this patient. But from there we would normally use artery forceps and it would be blunt crude we would puncture through and that's the crude part. Here with the uh Sharp Reactor, yes, we would make the 1 cm cut through the dermis, but after that this blunt end right here which is phenomenal because it's not sharp and yet when you put it through if once you get through if you have vessels on the other side or any other types of pathologies or whatever. You're not going to damage that because this is very blunt ended. However, the technique here is when you pull the trigger here what happens is you get a rotating blade that comes around it sticks out about 1 to 2 mm it rotates. The moment you pull the trigger it rotates and disappears, so it doesn't stay out. It's not sharp it can't injure anything, but the idea is rather than crude uh puncture. You put it on the opening where you made the cut through the dermis, you place it there you, hold constant pressure, light pressure, and the technique that I use is called the three finger or three trigger technique which is put pressure, one, two three. And really what that is is it makes uh each time it rotates through it cuts through the external intercostal muscle, then the internal costal muscle, then the innermost. And whether it does that methodically or does it in two or whatever does doesn't really matter. But once I do that, then I go ahead and introduce the rest of this introducer in there by then pulling this out, you then lay this down you would then take the actual chest drain. And uh the Sharp company also makes a very um modern very edgy type of chest train, which has its own holes and corrugations and various things in it. You then introduce that, put it up inside the chest, then remove this out and just put down either a a plaster down there across it to seal everything or you could tie that in, and you're done. This takes a total of about 10 to 20 seconds maximum where the conventional way will take anything from 3 4 minutes up to 10 minutes. So again, I'll just repeat um once you take the uh uh scule blade, one makes an incision, you put your finger right there where the incision was made, you place this here, put constant pressure, and it's one, two, three. You'll feel it give way go ahead and press this in, push in the actual chest strain, remove this out. So in a way you're doing the Seldinger technique. Beautiful, very common procedure, and this is all done within 10 seconds give or take. And so this really should be how we train people when we first teach medical students or paramedics or anybody and whether you're doing it on uh simulation. Uh graciously people who have donated themselves as donor cadavers or you can even use uh pig ribs with synthetic human skin. The Sharp Reactor is amazing quick fast and easy to learn. Thanks very much.

On behalf of SharpMed we would like to present the Exact, the world's first patented practical disposable cervical dilation measuring device for the active phase of labor.

The current standard of care is the usage of two gloved fingers to estimate the cervical dilation. This method is the same with a variety of variables, including those with long or short fingers, minimal to extensive experience, and from one to multiple examiners per patient. Up until now, this is the best we have had as medical providers, however, that is about to change. Multiple studies have confirmed that the two-finger cervical assessment in the active phase of labor is unreliable, with accuracy as poor as 19 percent in a realistic soft model simulator.

Inaccurate measurements significantly increase cost, affect bed utilization, and can lead to patient harm when drug therapy or c-sections are used when they fall, they did not need to or when drug therapy or c-sections were not used and should have. SharpMed identified the problem with a two-finger cervical dilation assessment and designed a first ever product called Exact, to practically address the issue of inaccuracy. The exact key features are that it is very easy to use fits under a glove, is disposable, inexpensive, and much more accurate than an estimate.

Exact has a simple measuring device that shows the cervical dilation measurement in a viewing window. Of note, the final commercial production version of the EXACT will be molded in colors for better dynamic visibility of the readouts. This is a close-up view showing how easy reading the cervical dilation number is. Place the device on the second and third fingers for the measurement, fully seat the device over your fingers palm side, up, place a glove over your hand - the measurement is taken.

Partially remove the glove and read the scale. The scale reads the cervix diameter.

This engineering study was done to show how reliable the exact device is between individuals in general. By using a hard cervical simulator, two different users were found to have nearly identical dilation readings with the exact device on compared to no device. The graph on the left represents the study with no device on, and the graph on the right is with the exact device being used.

As has been shown in prior research, a soft simulator is much more reliable and comparable to a human inactive labor than a hard simulator. Early results of a single non-medical user can be seen here, with the blue line representing the user's estimate of the cervical dilation using the exact device and the orange line representing the actual dilation. The horizontal line demonstrates that this user was tested 18 times using various soft cervical dilations.

The vision is that the inexpensive exact devices could be used in numerous locations such as labor and delivery rooms, emergency department, and some clinics. They could be in identical sized boxes and sizes as standard disposable gloves. As a Class one FDA device that fits under a glove, they do not need to be sterile. The exact cervical dilation measuring device has a number of features that will make this the standard of care, including disposable fits under a glove, low cost, easy to use, displayed in all key hospital clinic rooms, and most importantly, be more accurate than the existing two-finger approach. The poor data that come from the two-finger alone method results in errors with admissions, c-sections, and drug therapy, all of which should be improved upon with this simple device.

The following segment will provide an overview of our integrated chest tube insertion and management system called Times Thoracic Integrated Multimodal Emptying System. The reactor has a number of upgrades from the first generation. First, it comes in two sizes to allow chest tubes from 14 to 36 French to be inserted.

Second, the outer sheath is curved but straightens when placed onto the reactor. This is to help direct the chest tube more accurately within the chest cavity. Third, the redesigned scalpel eliminates the need for a handheld scalpel. 4th is a revolutionary new safety system that prevents fluids from coming out of the tube, which can contaminate the medical staff with such lethal pathogens as AIDS and hepatitis.

The second product in the time system is our new safety chest tube which has no equal and comes in sizes ranging from 14 to 36 French,

A number of features should make these the gold standard over existing chest tubes. Other improvements include larger drainage holes as well as a tube that is oval as opposed to most chest tubes which are round. These include a revolutionary safety system that, like the reactor, prevents bodily fluids from exiting the system until a drainage system is attached. This is unlike any other chest tubes on the market which can expose the operator much more easily to lethal pathogens from the patient. The oval shape may decrease the pain felt by patients as the chest tubes rub on the nerve attached to the rib. As you can see, the safety cap prevents fluids from exiting the tube until it is hooked up to a drainage system. The third product in the time system is our new suture less attachment system that consists of three very large, strong sterile layers with adhesive backing in which the chest tube is layered in between. The key factor is the elimination of suturing. Our system requires less equipment and early data shows it to be stronger than sutures. The 4th product in the time system is our emergency drainage bag that can be used anywhere but was designed for austere environments such as civilian EMS or the military in the field.

An advantage of this system is that a formal chest tube is not needed for temporary drainage. The reactor is introduced into the chest cavity.

When the bag tubing is connected to the reactor cannula, this opens up the connection and fluid and air can flow down the tubing into the bag. Like the reactor and the safety chest tubes, the bag was also designed to prevent exposure of lethal pathogens to the medical team with the hydrophobic event. The time system offers a revolutionary integrated approach to chest tube insertion, drainage and attachment and will become the standard of care in the near future.

EXHIBIT D

Testing the Waters Communications

 **Republic**



Company Name	SharpMed LLC

Logo	

Headline	Delivering the advanced, cost-effective medical devices hospitals need

---

Slides	

Tags	B2C, Healthtech, Pharmaceuticals & Medicine, Crowd SAFE, Companies

Pitch text

Summary

- Mission: To become the world's #1 medical device incubator.
- Founder: Dr. Chris Salvino: 30-year expert in surgery and bioengineering.
- Experience: 100 years developing FDA Class I and II medical devices.
- Market: $164 billion medical device market.
- Products: Bridging the gap between innovative tech and commercial viability
- IP: 6 Issued & 16 pending patents.
- Capital Goal & Deployment: This raise will initiate our full roster launch.

The Ask

Pioneering a new era in healthcare

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O_2. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O_2, SharpMed is strongly positioned to deliver our suite of transformative medical devices.

This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company.

Together, we can ignite the future of medical technology and create a healthier tomorrow.

Vision

We aim to be the top medical device incubator in the world

Saving lives and enhancing care through a clear

product roadmap



"As CEO of SharpMed, my three decades as a trauma surgeon and biomedical engineer have shown me the critical disconnect in the medical device industry. My mission with SharpMed is to bridge this gap, creating essential tools that doctors need, hospitals want, and patients deserve, with the full weight of our team's 100 years of experience driving every innovation."

– Dr. Chris Salvino

We understand that saving lives and enhancing patient care extends beyond just ideas—it requires a meticulously crafted product roadmap that transforms those ideas into real-world medical solutions. Using our unique combination of **medical expertise, engineering prowess, and strategic business acumen**—we aim to lead the industry as the premier incubator for groundbreaking healthcare technologies worldwide.



Problem

The medical device market is broken

Even as a $164 billion market in the US, many life-saving medical devices never make it to market.

30 years ago, a university or independent inventor could sell revolutionary prototypes to device manufacturers. These manufacturers, with deep pockets and large R&D departments, would then bring them to market. Today, medical device developers must bring their own products to market without major manufacturer backing. Most developers, however, prioritize pushing technical boundaries over solving real-world healthcare problems. This disregard for hospitals' needs and budgets results in many life-saving advances not reaching the market. As a result, doctors are stuck with outdated tools and patients suffer.

Solution

We create the devices doctors need, hospitals want, and patients deserve

Finally, a medical device developer that bridges the gap between innovative concepts and market introduction.

At SharpMed, we specialize in designing and launching medical devices tailored to doctors' needs and hospital requirements. We rigorously assess the feasibility of each idea, advancing only those with confirmed viability. This streamlined process takes 'wickedly cool' ideas and transforms them into fully market-ready medical devices that are both cutting-edge and practical.

STREAMLINED PROCESS

- Addressing urgent,
  Real-World Demand

- Improving
  Patient Care

- Reducing costs for,
  Healthcare Providers

- **Presenting compelling
  Acquisition/
  Licensing Opportunities**

Competitive Advantage

We manage the entire development process under one roof

Our integrated approach sets us apart from the pack

Unlike most medical device companies, SharpMed handles every aspect of
the development process in-house—from concept and design, to production

and patents. This **integrated approach** allows us to bring revolutionary products to market quickly and efficiently.


INTEGRATED APPROACH
CLINICAL REVIEW
Detailed health and cost reviews
DESIGN & PROTOTYPING
Refining the main concept
LEGAL
Safeguarding ideas at every stage
REGULATORY
Ready for FDA review and clearance
STRATEGY & VALUE
Ensuring idea success & worth

Market

A $164B market today— a $291B giant tomorrow

Our strategic approach positions us to benefit from the industry's projected 8.5% CAGR over the next 6 years.

Our pathway is clear: we aim to grasp a commanding presence in the medical device industry by integrating **innovation, clinical excellence, and financial acumen** into a single, robust business model.



Products

From the lab to the frontline

Your investment paves the way for transformative impact across the healthcare landscape.

Our current products include five groundbreaking medical devices, each between 67-95% market-ready.
SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

By investing in SharpMed, you're supporting both our current suite of innovations primed for strategic licensing and acquisition, as well as our pipeline of future game-changing inventions.

Turbo® O$_2$ Cap

A lifeline in critical moments that prevents dangerous drops in oxygen levels during intubation.


TURBO® O2 CAP (CLASS 1)
High Flow Oxygen Delivery Port
Stylet Access Port
95% COMPLETION RATE
Safety Pressure Releases Valve
Endotracheal tube connector
Turbo
Extends safe time to intubation out to 16 minutes
First device to eliminate hypoxia during intubation
Transparent design for easy insertion & low cost
Usage: ED, ICU, EMS, Military

Healthcare Problem:

During emergency intubation, there is a constant risk of lethal hypoxia. Oxygen levels can rapidly drop below 70% in less than a minute. Without intervention, the next step is a high-risk tracheotomy, with a survival rate of less than 25%. Existing oxygen delivery methods like bag-mask ventilation and nasal cannula are difficult to perform correctly in emergencies and don't provide sufficient oxygen flow.

SharpMed's Solution:

Enter Turbo® O$_2$ Cap—what we believe to be the first and only device that can effectively eliminate hypoxia during emergency intubation procedures. Turbo® O$_2$ extends safe time to intubation out to 16 minutes, maintaining oxygen saturation above 97%. This extra time can mean the difference between life and death.

Market Readiness:

95% ready – poised for a 2024 commercial launch.

Video Summary:

Modern™ N95

The clear revolution in protective masks.


MODERN™ N95 (CLASS 1)
Adjustable headstrap
Replaceable particulate filters
Transparent; Anti-Fog, comfortable & lightweight
Reusable: Can be cleaned & reused
65% COMPLETION RATE
First transparent, reusable, comfortable N95
Mask is washable, filter is disposableg intubation
Usage - Medical providers, industry & consumers

Healthcare Problem:

N95 masks have been the go-to for airborne particle protection for decades. However, they come with challenges like skin erosions, obscured expressions, and discomfort that limit use. In settings where both protection and communication matter, traditional N95 masks fall short.

SharpMed's Solution:

Introducing the Modern™ N95 mask—a revolutionary blend of protection and transparent design that's on the cusp of FDA approval. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and

reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

Market Readiness:

65% - anticipated to launch commercially in 2025 - 2027.

Bio Protect™

A dual-purpose shield in the fight against pathogens.


DUAL-PURPOSE
BIO PROTECT™
(PROJECTED CLASS 1)
More comfortable feel than a traditional, simple mask
85%
COMPLETION RATE
Improved oxygen concentration levelts up to 64.2%
Reduces contamination and eliminates additional filter
Dual efficient O2 mask that also reduces pathogens to the providers
Usage - EMS, Military & Hospital Wide

Healthcare Problem:

Administering oxygen to patients exposes healthcare workers to infectious airborne particles. Traditional cup-shaped masks are ill-fitting and allow exhaled breath to escape, failing to protect staff from viruses, bacteria, and other pathogens. Improved oxygen mask technology is urgently needed to provide respiratory support and shield frontline healthcare professionals from exhaled pathogens.

SharpMed's Solution:

The dual-purpose Bio Protect™ oxygen mask revolutionizes respiratory care for patients and providers. Its patented design delivers up to 64% more oxygen than traditional masks and captures over 99% of exhaled particles to protect healthcare professionals. Designed for comfort and compliance, it provides a secure and adjustable fit with dual integrated ports for CO_2 monitoring and oxygen delivery.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026.

Exact™

Precision in childbirth, safety for generations.


EXACT™ (PROJECTED CLASS 1)
85% COMPLETION RATE
Anticipated first practical cervical device
Disposable & fits under a disposable glove
Easy-to-use, more accurate than digital exam, and inexpensive
Usage, OB/GYN offices, ED, L/D units

Healthcare Problem:

Accurate cervical dilation measurement is crucial for safe childbirth. But the standard two-finger method of testing—used since ancient Greece—is as inaccurate as 19%. This practice influences decisions on hospital admission, medication, and the rising rate of C-sections. Should a baby's and woman's well-being rely on such guesswork?

SharpMed's Solution:

Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based

decisions, enhancing the safety and predictability of deliveries. This innovation is set to modernize labor progression standards, leaving outdated methods where they belong—in the past. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026

Video Summary:

TIMES™

The pinnacle of chest tube management.

TIMES™ (PROJECTED CLASS 1-2)
REACTOR
85%
COMPLETION RATE
*Available in various sizes
First modern method of chest tube insertion
Family of 4 products for inserting, draining & securing chest tubes
Require small incision; no need for scalpel or clamp; improved drainage
Usage - EMS, Military & Civilian Hospitals

Healthcare Problem:

The technology for large chest tube insertions is from the 1860's; there must be a better way! The placement and maintenance of traditional chest tubes require a high level of precision, which can vary significantly among clinicians. This variability often leads to inconsistent patient outcomes and increased safety concerns.

SharpMed's Solution:

TIMES™ revolutionizes chest tube management with its state-of-the-art approach. Our groundbreaking platform simplifies procedures for healthcare

providers while enhancing patient safety and elevating the standard of thoracic care. The TIMES™ System is a family of 4 products. It is the belief of SharpMed that the Reactor Generation 2 will also be an FDA Class 2 product via a 510(k) submission. SharpMed also is confident that the other three products in this family (closed chest tube, sutureless attachment system, and temporary drainage bag) will be considered FDA Class 1 products. Experience a new era in chest tube management with TIMES™.

Video Summary:

Single Page Product Summaries

Click Here To Download PDF Summaries of Each Product

Clinically Proven And Physician Approved

From pioneering research to clinical application

To date, the medical research behind our products has been published in these highly-esteemed medical journals:


MEDICAL CORPS
SAEM
Society for Academic Emergency Medicine
TACTICAL REGISTERED EMERGENCY MEDICAL TECHNICIAN PARAMEDIC
AMERICAN JOURNAL OF SURGERY
The Journal of Trauma and Acute Care Surgery
UNCONVENTIONAL WARFARE
JOURNAL OF SPECIAL OPERATIONS MEDICINE
UNCONVENTIONAL MEDICINE
SharpMed

What frontline heroes are saying about SharpMed

Our real-world impact according to trailblazing doctors: The firsthand accounts of the healthcare professionals who use our products proves our impact on patient care. Each story is a testament to our commitment creating a future where SharpMed is synonymous with excellent care and enhanced patient experiences.

Far and away faster than the traditional method with its multiple steps and reaching from tray to op field and back. All in all, I think this is the future of emergency tube thoracostomy.

Dr. Michael Todd
Trauma Surgeon, Scottsdale AZ

Dr. Donald Jenkins
Emergency Physician, Chester PA

The device handles very intuitively and I decompressed the pneumothorax much quicker than a needle decompression... I do plan on using the Reactor again!

To me, it's a very pragmatic and simple device which has great promise to prevent the most challenging complications and hopefully will become the standard for including in every emergency department or every emergency intubation that is done for patients who are at risk.

Dr. Steven H. Mitchell, MD, FACEP
Medical Director, Seattle WA

Patents

Our intellectual milestones

A glimpse at our 6 issued and 16 pending patents.

Our remarkable IP portfolio consists of 6 issued and 16 pending patents, showcasing our unwavering commitment to innovation and reinforcing our unique technologies. Our issued patents safeguard crucial innovations, encompassing the key features of all 5 of our products. Simultaneously, our pending patents serve as a protective shield for our technological domain, thwarting imitations by competitors. This ensures exclusive market rights and a formidable competitive advantage for years to come.

PATENT	DESCRIPTION	U.S. SERIAL #
Anti-Contagion Mask	Basic clear passive face mask respirator	11,123,581
Anti-Contagion Mask	Basic clear passive face mask respirator	11,684,809
Endotracheal Tube Assembly	Single Pressure Relief Valve for ET Oxygen Cap	11,826,507
Laryngoscopic Device with Drug & Oxygen Delivery Conduits	Coopted Oxygen Conduit with Laryngoscope Blade	9,295,798 B2
Cervix Caliper	Method of measuring the cervix during labor. Unique design as the disposable device fits under the disposable glove.	16,867,700
Chest Tube Trainer	A device that helps practice insertion of chest tubes	11,107,371

Grants And Founder Commitment

Empowering our vision through strategic funding

We're unlocking new, non-dilutive capital avenues to redefine patient care.

Our dedication to revolutionizing patient care is exemplified by the personal commitment of our leadership. Prior to seeking external funding, our founder and Board of Directors invested $4.5 million into our venture.

Now SharpMed is actively seeking additional non-dilutive funding opportunities to strengthen our resources. We are currently applying for 5 National Institutes of Health NIH grants, with a target of securing up to $10 million to expedite our growth.


NIH National Institutes of Health
Turning Discovery Into Health
SharpMed
$2M
$2M
$2M
$2M
$2M
$10M

Leadership

We Meet the pioneers behind

SharpMed

A leadership team as innovative as our solutions

PRESIDENT & CEO



DR. CHRIS SALVINO, MD, FACS

Dr. Salvino is a trauma and critical care surgeon with thirty years of experience in medicine. In addition to having a strong, hands-on clinical background, Dr. Salvino is an accomplished inventor with a degree in Mechanical Engineering. Early on, he recognized a need for improvements in the medical device development process; improvements that would benefit both patients and clinicians.

Dr. Salvino completed his Bachelor of Science in Biology at the University of Notre Dame and his Doctor of Medicine at Loyola Medical School. Dr. Salvino also holds Master's degrees in Aerospace Medicine from Wright State University, Flight Test Engineering from the National Test Pilot School, Planetary Geology from Arizona State University, Engineering Mining from the University of Arizona, and Space Studies from the University of North Dakota.

Surgeon | Engineer | Geologist | Pilot | Space Developement

 **CFO**

KEN ANDERSEN



Ken spent 14 years with KRD Trucking, an industry leader in providing loading and transportation services for collection companies in the Waste Industry. During his tenure, Ken was influential in the company's growth from $40 to $117 million in revenue, 680 employees and a 14-state operating footprint primarily throughout the Midwest and Southeast Regions of the United States.

For 8 years, Ken served as the President, Treasurer and a Board of Director for KRD Trucking predominantly focused internally on overseeing the Financial, Operational, Mechanical, and Safety pillars of the company and externally on customer relations including negotiating and executing multi-year master service agreements.
Prior to becoming President, Ken served as the Chief Financial Officer of KRD Trucking. For 6 years, Ken accounted for 6 entities, created divisional budgets, built an information technology data management and KPI platform, managed a large deductible insurance program, closed a $36.6 million bank deal and successfully brought on a private equity partner through a $60 million recapitalization of the company.
Ken began his career in public accounting with KPMG in Chicago, IL after graduating with Bachelor of Science Degrees in Accountancy and Finance from The University of Illinois at Urbana-Champaign.

 **JAMES OBERMAN**



Currently serves as CEO of Payroc. Payroc is a Top Ten Non-Bank US Merchant Card PaymentProcessor. Since 1996, Jim has also served in senior executive capacities for leading, publicly traded,payment and finance companies, including FIS Worldpay (fkaVantiv) and CIT). For over 37 years Jim has been a board member of Calvary Academy Christian School, Restoration Ministries and Parkview Christian Church

 **MARK MICHUDA**



President of Michuda Diversified Holdings which includes Michuda Construction a 5thgeneration family business that specializes in health care construction, Cruz Construction whichis a Certified Minority Business, Evergreen Senior Living Development, and managementoversight of the sale of inHealth Life Sciences a CAP accredited high complexity toxicologylab.Mark has been actively involved with SharpMed on its Board of Directors since 2020.

 **RYAN HALLET**



Chief Growth Officer and founder of a market leading Payments Company, "Payroc". Ryan has extensive experience in sales, distribution, and marketing. Ryan serves as a board advisor andboard member in both Payments companies and local non for profit organizations.

 **DON SMITH**



30 years of Medical Industry experience in Sales & Marketing, Management, Product Development aswell as Corporate and Government Account Management from Fortune 100 to startup companies. Participated in numerous product launches and successful introduction/adoption of disruptive technologies. Led successful medical device companies from start up to revenue generation and exit. Training and Experience in military and civilian pre-hospital clinical roles.



Team

 Chris Salvino   Founder

 Ken Andresen   Chief Financial Officer

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





Company Name	SharpMed LLC

Logo



Headline Delivering the advanced, cost-effective medical devices hospitals need

Slides



Tags B2C, Healthtech, Pharmaceuticals & Medicine, Crowd SAFE, Companies

Pitch text

Summary

- Mission: To become the world's #1 medical device incubator.
- Founder: Dr. Chris Salvino: 30-year expert in surgery and bioengineering.
- Experience: 100 years developing FDA Class I and II medical devices.
- Market: $164 billion medical device market.
- Products: Bridging the gap between innovative tech and commercial viability
- IP: 6 Issued & 16 pending patents.
- Capital Goal & Deployment: This raise will initiate our full roster launch.

The Ask

Pioneering a new era in healthcare

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O$_2$. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O$_2$, SharpMed is strongly positioned to deliver our suite of transformative medical devices.

This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company.

Together, we can ignite the future of medical technology and create a healthier tomorrow.

Vision

We aim to be the top medical device incubator in the world

Saving lives and enhancing care through a clear

product roadmap



"As CEO of SharpMed, my three decades as a trauma surgeon and biomedical engineer have shown me the critical disconnect in the medical device industry. My mission with SharpMed is to bridge this gap, creating essential tools that doctors need, hospitals want, and patients deserve, with the full weight of our team's 100 years of experience driving every innovation."

– Dr. Chris Salvino

We understand that saving lives and enhancing patient care extends beyond just ideas—it requires a meticulously crafted product roadmap that transforms those ideas into real-world medical solutions. Using our unique combination of **medical expertise, engineering prowess, and strategic business acumen**—we aim to lead the industry as the premier incubator for groundbreaking healthcare technologies worldwide.



Problem

The medical device market is broken

Even as a $164 billion market in the US, many life-saving medical devices never make it to market.

30 years ago, a university or independent inventor could sell revolutionary prototypes to device manufacturers. These manufacturers, with deep pockets and large R&D departments, would then bring them to market. Today, medical device developers must bring their own products to market without major manufacturer backing. Most developers, however, prioritize pushing technical boundaries over solving real-world healthcare problems. This disregard for hospitals' needs and budgets results in many life-saving advances not reaching the market. As a result, doctors are stuck with outdated tools and patients suffer.

Solution

We create the devices doctors need, hospitals want, and patients deserve

Finally, a medical device developer that bridges the gap between innovative concepts and market introduction.

At SharpMed, we specialize in designing and launching medical devices tailored to doctors' needs and hospital requirements. We rigorously assess the feasibility of each idea, advancing only those with confirmed viability. This streamlined process takes 'wickedly cool' ideas and transforms them into fully market-ready medical devices that are both cutting-edge and practical.

STREAMLINED PROCESS
Addressing urgent,
Real-World Demand
Improving
Patient Care
Reducing costs for,
Healthcare Providers
Presenting compelling
Acquisition/
Licensing Opportunities

Competitive Advantage

We manage the entire development process under one roof

Our integrated approach sets us apart from the pack

Unlike most medical device companies, SharpMed handles every aspect of the development process in-house—from concept and design, to production

and patents. This **integrated approach** allows us to bring revolutionary products to market quickly and efficiently.


INTEGRATED APPROACH
CLINICAL REVIEW
Detailed health and cost reviews
DESIGN & PROTOTYPING
Refining the main concept
LEGAL
Safeguarding ideas at every stage
REGULATORY
Ready for FDA review and clearance
STRATEGY & VALUE
Ensuring idea success & worth

Market

A $164B market today— a $291B giant tomorrow

Our strategic approach positions us to benefit from the industry's projected 8.5% CAGR over the next 6 years.

Our pathway is clear: we aim to grasp a commanding presence in the medical device industry by integrating **innovation, clinical excellence, and financial acumen** into a single, robust business model.



Products

From the lab to the frontline

Your investment paves the way for transformative impact across the healthcare landscape.

Our current products include five groundbreaking medical devices, each between 67-95% market-ready.
SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

By investing in SharpMed, you're supporting both our current suite of innovations primed for strategic licensing and acquisition, as well as our pipeline of future game-changing inventions.

Turbo® O_2 Cap

A lifeline in critical moments that prevents dangerous drops in oxygen levels during intubation.


TURBO® O2 CAP (CLASS 1)
High Flow Oxygen Delivery Port
Stylet Access Port
95% COMPLETION RATE
Safety Pressure Releases Valve
Endotracheal tube connector
Turbo
Extends safe time to intubation out to 16 minutes
First device to eliminate hypoxia during intubation
Transparent design for easy insertion & low cost
Usage: ED, ICU, EMS, Military

Healthcare Problem:

During emergency intubation, there is a constant risk of lethal hypoxia. Oxygen levels can rapidly drop below 70% in less than a minute. Without intervention, the next step is a high-risk tracheotomy, with a survival rate of less than 25%. Existing oxygen delivery methods like bag-mask ventilation and nasal cannula are difficult to perform correctly in emergencies and don't provide sufficient oxygen flow.

SharpMed's Solution:

Enter Turbo® O$_2$ Cap—what we believe to be the first and only device that can effectively eliminate hypoxia during emergency intubation procedures. Turbo® O$_2$ extends safe time to intubation out to 16 minutes, maintaining oxygen saturation above 97%. This extra time can mean the difference between life and death.

Market Readiness:

95% ready – poised for a 2024 commercial launch.

Video Summary:

Modern™ N95

The clear revolution in protective masks.


MODERN™ N95
(CLASS 1)
Adjustable headstrap
Replaceable particulate filters
65%
COMPLETION RATE
Transparent; Anti-Fog, comfortable & lightweight
Reusable: Can be cleaned & reused
First transparent, reusable, comfortable N95
Mask is washable, filter is disposableg intubation
Usage - Medical providers, industry & consumers

Healthcare Problem:

N95 masks have been the go-to for airborne particle protection for decades. However, they come with challenges like skin erosions, obscured expressions, and discomfort that limit use. In settings where both protection and communication matter, traditional N95 masks fall short.

SharpMed's Solution:

Introducing the Modern™ N95 mask—a revolutionary blend of protection and transparent design that's on the cusp of FDA approval. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and

reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

Market Readiness:

65% - anticipated to launch commercially in 2025 - 2027.

Bio Protect™

A dual-purpose shield in the fight against pathogens.


DUAL-PURPOSE
BIO PROTECT™
(PROJECTED CLASS 1)
More comfortable feel than a traditional, simple mask
85%
COMPLETION RATE
Improved oxygen concentration levelts up to 64.2%
Reduces contamination and eliminates additional filter
Dual efficient O2 mask that also reduces pathogens to the providers
Usage - EMS, Military & Hospital Wide

Healthcare Problem:

Administering oxygen to patients exposes healthcare workers to infectious airborne particles. Traditional cup-shaped masks are ill-fitting and allow exhaled breath to escape, failing to protect staff from viruses, bacteria, and other pathogens. Improved oxygen mask technology is urgently needed to provide respiratory support and shield frontline healthcare professionals from exhaled pathogens.

SharpMed's Solution:

The dual-purpose Bio Protect™ oxygen mask revolutionizes respiratory care for patients and providers. Its patented design delivers up to 64% more oxygen than traditional masks and captures over 99% of exhaled particles to protect healthcare professionals. Designed for comfort and compliance, it provides a secure and adjustable fit with dual integrated ports for CO_2 monitoring and oxygen delivery.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026.

Exact™

Precision in childbirth, safety for generations.


EXACT™ (PROJECTED CLASS 1)
85% COMPLETION RATE
Anticipated first practical cervical device
Disposable & fits under a disposable glove
Easy-to-use, more accurate than digital exam, and inexpensive
Usage, OB/GYN offices, ED, L/D units

Healthcare Problem:

Accurate cervical dilation measurement is crucial for safe childbirth. But the standard two-finger method of testing—used since ancient Greece—is as inaccurate as 19%. This practice influences decisions on hospital admission, medication, and the rising rate of C-sections. Should a baby's and woman's well-being rely on such guesswork?

SharpMed's Solution:

Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based

decisions, enhancing the safety and predictability of deliveries. This innovation is set to modernize labor progression standards, leaving outdated methods where they belong—in the past. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026

Video Summary:

TIMES™

The pinnacle of chest tube management.

TIMES™ (PROJECTED CLASS 1-2)
REACTOR
85% COMPLETION RATE
*Available in various sizes
First modern method of chest tube insertion
Family of 4 products for inserting, draining & securing chest tubes
Require small incision; no need for scalpel or clamp; improved drainage
Usage - EMS, Military & Civilian Hospitals

Healthcare Problem:

The technology for large chest tube insertions is from the 1860's; there must be a better way! The placement and maintenance of traditional chest tubes require a high level of precision, which can vary significantly among clinicians. This variability often leads to inconsistent patient outcomes and increased safety concerns.

SharpMed's Solution:

TIMES™ revolutionizes chest tube management with its state-of-the-art approach. Our groundbreaking platform simplifies procedures for healthcare

providers while enhancing patient safety and elevating the standard of thoracic care. The TIMES™ System is a family of 4 products. It is the belief of SharpMed that the Reactor Generation 2 will also be an FDA Class 2 product via a 510(k) submission. SharpMed also is confident that the other three products in this family (closed chest tube, sutureless attachment system, and temporary drainage bag) will be considered FDA Class 1 products. Experience a new era in chest tube management with TIMES™.

Video Summary:

Single Page Product Summaries

Click Here To Download PDF Summaries of Each Product

Clinically Proven And Physician Approved

From pioneering research to clinical application

To date, the medical research behind our products has been published in these highly-esteemed medical journals:


MEDICAL
CORPS
SAEM
Society for Academic Emergency Medicine
TACTICAL
PARAMEDIC
AMERICAN JOURNAL OF SURGERY
The Journal of Trauma and Acute Care Surgery
UNCONVENTIONAL WARFARE
JOURNAL OF SPECIAL OPERATIONS MEDICINE
UNCONVENTIONAL MEDICINE
SharpMed

What frontline heroes are saying about SharpMed

Our real-world impact according to trailblazing doctors: The firsthand accounts of the healthcare professionals who use our products proves our impact on patient care. Each story is a testament to our commitment creating a future where SharpMed is synonymous with excellent care and enhanced patient experiences.

Far and away faster than the traditional method with its multiple steps and reaching from tray to op field and back. All in all, I think this is the future of emergency tube thoracostomy.
Dr. Donald Jenkins
Emergency Physician, Chester PA
Dr. Michael Todd
Trauma Surgeon, Scottsdale AZ
The device handles very intuitively and I decompressed the pneumothorax much quicker than a needle decompression... I do plan on using the Reactor again!
To me, it's a very pragmatic and simple device which has great promise to prevent the most challenging complications and hopefully will become the standard for including in every emergency department or every emergency intubation that is done for patients who are at risk.
Dr. Steven H. Mitchell, MD, FACEP
Medical Director, Seattle WA

Patents

Our intellectual milestones

A glimpse at our 6 issued and 16 pending patents.

Our remarkable IP portfolio consists of 6 issued and 16 pending patents, showcasing our unwavering commitment to innovation and reinforcing our unique technologies. Our issued patents safeguard crucial innovations, encompassing the key features of all 5 of our products. Simultaneously, our pending patents serve as a protective shield for our technological domain, thwarting imitations by competitors. This ensures exclusive market rights and a formidable competitive advantage for years to come.

PATENT	DESCRIPTION	U.S. SERIAL #
Anti-Contagion Mask	Basic clear passive face mask respirator	11,123,581
Anti-Contagion Mask	Basic clear passive face mask respirator	11,684,809
Endotracheal Tube Assembly	Single Pressure Relief Valve for ET Oxygen Cap	11,826,507
Laryngoscopic Device with Drug & Oxygen Delivery Conduits	Coopted Oxygen Conduit with Laryngoscope Blade	9,295,798 B2
Cervix Caliper	Method of measuring the cervix during labor. Unique design as the disposable device fits under the disposable glove.	16,867,700
Chest Tube Trainer	A device that helps practice insertion of chest tubes	11,107,371

Grants And Founder Commitment

Empowering our vision through strategic funding

We're unlocking new, non-dilutive capital avenues to redefine patient care.

Our dedication to revolutionizing patient care is exemplified by the personal commitment of our leadership. Prior to seeking external funding, our founder and Board of Directors invested $4.5 million into our venture.

Now SharpMed is actively seeking additional non-dilutive funding opportunities to strengthen our resources. We are currently applying for 5 National Institutes of Health NIH grants, with a target of securing up to $10 million to expedite our growth.


NIH
National Institutes of Health
Turning Discovery Into Health
SharpMed
$2M
$2M
$2M
$2M
$2M
$10M

Leadership

We Meet the pioneers behind

SharpMed

A leadership team as innovative as our solutions

PRESIDENT & CEO



DR. CHRIS SALVINO, MD, FACS

Dr. Salvino is a trauma and critical care surgeon with thirty years of experience in medicine. In addition to having a strong, hands-on clinical background, Dr. Salvino is an accomplished inventor with a degree in Mechanical Engineering. Early on, he recognized a need for improvements in the medical device development process; improvements that would benefit both patients and clinicians.

Dr. Salvino completed his Bachelor of Science in Biology at the University of Notre Dame and his Doctor of Medicine at Loyola Medical School. Dr. Salvino also holds Master's degrees in Aerospace Medicine from Wright State University, Flight Test Engineering from the National Test Pilot School, Planetary Geology from Arizona State University, Engineering Mining from the University of Arizona, and Space Studies from the University of North Dakota.

Surgeon | Engineer | Geologist | Pilot | Space Developement

 **CFO**

KEN ANDRESEN



Ken spent 14 years with KRD Trucking, an industry leader in providing loading and transportation services for collection companies in the Waste Industry. During his tenure, Ken was influential in the company's growth from $40 to $117 million in revenue, 680 employees and a 14-state operating footprint primarily throughout the Midwest and Southeast Regions of the United States.

For 8 years, Ken served as the President, Treasurer and a Board of Director for KRD Trucking predominantly focused internally on overseeing the Financial, Operational, Mechanical, and Safety pillars of the company and externally on customer relations including negotiating and executing multi-year master service agreements. Prior to becoming President, Ken served as the Chief Financial Officer of KRD Trucking. For 6 years, Ken accounted for 6 entities, created divisional budgets, built an information technology data management and KPI platform, managed a large deductible insurance program, closed a $36.6 million bank deal and successfully brought on a private equity partner through a $60 million recapitalization of the company.

Ken began his career in public accounting with KPMG in Chicago, IL after graduating with Bachelor of Science Degrees in Accountancy and Finance from The University of Illinois at Urbana-Champaign.

 **JAMES OBERMAN**



Currently serves as CEO of Payroc.
Payroc is a Top Ten Non-Bank US
Merchant Card PaymentProcessor. Since
1996, Jim has also served in senior
executive capacities for leading, publicly
traded,payment and finance companies,
including FIS Worldpay (fkaVantiv) and
CIT). For over 37 years Jim has been a
board member of Calvary Academy
Christian School, Restoration Ministries
and Parkview Christian Church

 **MARK MICHUDA**



President of Michuda Diversified Holdings which
includes Michuda Construction a 5thgeneration
family business that specializes in health care
construction, Cruz Construction whichis a Certified
Minority Business, Evergreen Senior Living
Development, and managementoversight of the sale
of inHealth Life Sciences a CAP accredited high
complexity toxicologylab.Mark has been actively
involved with SharpMed on its Board of Directors
since 2020.

 **RYAN HALLET**



Chief Growth Officer and founder of a market leading Payments Company, "Payroc". Ryan has extensive experience in sales, distribution, and marketing. Ryan serves as a board advisor andboard member in both Payments companies and local non for profit organizations.

 **DON SMITH**



30 years of Medical Industry experience in Sales & Marketing, Management, Product Development aswell as Corporate and Government Account Management from Fortune 100 to startup companies. Participated in numerous product launches and successful introduction/adoption of disruptive technologies. Led successful medical device companies from start up to revenue generation and exit. Training and Experience in military and civilian pre-hospital clinical roles.

Team


Chris Salvino   Founder


Ken Andresen   Chief Financial Officer

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

**How do I earn
a return?**

We are using Republic's Crowd SAFE
security. Learn how this translates into a
return on investment here.





Company Name	SharpMed LLC

Logo



Headline   Delivering the advanced, cost-effective medical devices hospitals need

Slides



Tags   B2C, Healthtech, Pharmaceuticals & Medicine, Crowd SAFE, Companies

Pitch text

Summary

- Mission: To become the world's #1 medical device incubator.
- Founder: Dr. Chris Salvino: 30-year expert in surgery and bioengineering.
- Experience: 100 years developing FDA Class I and II medical devices.
- Market: $164 billion medical device market.
- Products: Bridging the gap between innovative tech and commercial viability
- IP: 6 Issued & 16 pending patents.
- Capital Goal & Deployment: This raise will initiate our full roster launch.

The Ask

Pioneering a new era in healthcare

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O$_2$. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O$_2$, SharpMed is strongly positioned to deliver our suite of transformative medical devices.

This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company.

Together, we can ignite the future of medical technology and create a healthier tomorrow.

Vision

We aim to be the top medical device incubator in the world

Saving lives and enhancing care through a clear

product roadmap



"As CEO of SharpMed, my three decades as a trauma surgeon and biomedical engineer have shown me the critical disconnect in the medical device industry. My mission with SharpMed is to bridge this gap, creating essential tools that doctors need, hospitals want, and patients deserve, with the full weight of our team's 100 years of experience driving every innovation."

– Dr. Chris Salvino

We understand that saving lives and enhancing patient care extends beyond just ideas—it requires a meticulously crafted product roadmap that transforms those ideas into real-world medical solutions. Using our unique combination of **medical expertise, engineering prowess, and strategic business acumen**—we aim to lead the industry as the premier incubator for groundbreaking healthcare technologies worldwide.



Problem

The medical device market is broken

Even as a $164 billion market in the US, many life-saving medical devices never make it to market.

30 years ago, a university or independent inventor could sell revolutionary prototypes to device manufacturers. These manufacturers, with deep pockets and large R&D departments, would then bring them to market. Today, medical device developers must bring their own products to market without major manufacturer backing. Most developers, however, prioritize pushing technical boundaries over solving real-world healthcare problems. This disregard for hospitals' needs and budgets results in many life-saving advances not reaching the market. As a result, doctors are stuck with outdated tools and patients suffer.

Solution

We create the devices doctors need, hospitals want, and patients deserve

Finally, a medical device developer that bridges the gap between innovative concepts and market introduction.

At SharpMed, we specialize in designing and launching medical devices tailored to doctors' needs and hospital requirements. We rigorously assess the feasibility of each idea, advancing only those with confirmed viability. This streamlined process takes 'wickedly cool' ideas and transforms them into fully market-ready medical devices that are both cutting-edge and practical.


STREAMLINED PROCESS
Addressing urgent,
Real-World Demand
Improving
Patient Care
Reducing costs for,
Healthcare Providers
Presenting compelling
Acquisition/
Licensing Opportunities

Competitive Advantage

We manage the entire development process under one roof

Our integrated approach sets us apart from the pack

Unlike most medical device companies, SharpMed handles every aspect of the development process in-house—from concept and design, to production

and patents. This **integrated approach** allows us to bring revolutionary products to market quickly and efficiently.


INTEGRATED APPROACH
CLINICAL REVIEW
Detailed health and cost reviews
DESIGN & PROTOTYPING
Refining the main concept
LEGAL
Safeguarding ideas at every stage
REGULATORY
Ready for FDA review and clearance
STRATEGY & VALUE
Ensuring idea success & worth

Market

A $164B market today— a $291B giant tomorrow

Our strategic approach positions us to benefit from the industry's projected 8.5% CAGR over the next 6 years.

Our pathway is clear: we aim to grasp a commanding presence in the medical device industry by integrating **innovation, clinical excellence, and financial acumen** into a single, robust business model.



Products

From the lab to the frontline

Your investment paves the way for transformative impact across the healthcare landscape.

Our current products include five groundbreaking medical devices, each between 67-95% market-ready.
SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

By investing in SharpMed, you're supporting both our current suite of innovations primed for strategic licensing and acquisition, as well as our pipeline of future game-changing inventions.

Turbo® O$_2$ Cap

A lifeline in critical moments that prevents dangerous drops in oxygen levels during intubation.


TURBO® O_2 CAP (CLASS 1)
High Flow Oxygen Delivery Port
Stylet Access Port
95% COMPLETION RATE
Safety Pressure Releases Valve
Endotracheal tube connector
Turbo
Extends safe time to intubation out to 16 minutes
First device to eliminate hypoxia during intubation
Transparent design for easy insertion & low cost
Usage: ED, ICU, EMS, Military

Healthcare Problem:

During emergency intubation, there is a constant risk of lethal hypoxia. Oxygen levels can rapidly drop below 70% in less than a minute. Without intervention, the next step is a high-risk tracheotomy, with a survival rate of less than 25%. Existing oxygen delivery methods like bag-mask ventilation and nasal cannula are difficult to perform correctly in emergencies and don't provide sufficient oxygen flow.

SharpMed's Solution:

Enter Turbo® O$_2$ Cap—what we believe to be the first and only device that can effectively eliminate hypoxia during emergency intubation procedures. Turbo® O$_2$ extends safe time to intubation out to 16 minutes, maintaining oxygen saturation above 97%. This extra time can mean the difference between life and death.

Market Readiness:

95% ready - poised for a 2024 commercial launch.

Video Summary:

Modern™ N95

The clear revolution in protective masks.


MODERN™ N95 (CLASS 1)
Adjustable headstrap
Replaceable particulate filters
65% COMPLETION RATE
Transparent; Anti-Fog, comfortable & lightweight
Reusable: Can be cleaned & reused
First transparent, reusable, comfortable N95
Mask is washable, filter is disposableg intubation
Usage - Medical providers, industry & consumers

Healthcare Problem:

N95 masks have been the go-to for airborne particle protection for decades. However, they come with challenges like skin erosions, obscured expressions, and discomfort that limit use. In settings where both protection and communication matter, traditional N95 masks fall short.

SharpMed's Solution:

Introducing the Modern™ N95 mask—a revolutionary blend of protection and transparent design that's on the cusp of FDA approval. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and

reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

Market Readiness:

65% - anticipated to launch commercially in 2025 - 2027.

Bio Protect™

A dual-purpose shield in the fight against pathogens.


DUAL-PURPOSE
BIO PROTECT™
(PROJECTED CLASS 1)
More comfortable feel than a traditional, simple mask
85%
COMPLETION RATE
Improved oxygen concentration levelts up to 64.2%
Reduces contamination and eliminates additional filter
Dual efficient O_2 mask that also reduces pathogens to the providers
Usage - EMS, Military & Hospital Wide

Healthcare Problem:

Administering oxygen to patients exposes healthcare workers to infectious airborne particles. Traditional cup-shaped masks are ill-fitting and allow exhaled breath to escape, failing to protect staff from viruses, bacteria, and other pathogens. Improved oxygen mask technology is urgently needed to provide respiratory support and shield frontline healthcare professionals from exhaled pathogens.

SharpMed's Solution:

The dual-purpose Bio Protect™ oxygen mask revolutionizes respiratory care for patients and providers. Its patented design delivers up to 64% more oxygen than traditional masks and captures over 99% of exhaled particles to protect healthcare professionals. Designed for comfort and compliance, it provides a secure and adjustable fit with dual integrated ports for CO2 monitoring and oxygen delivery.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026.

Exact™

Precision in childbirth, safety for generations.


EXACT™ (PROJECTED CLASS 1)
85% COMPLETION RATE
Anticipated first practical cervical device
Disposable & fits under a disposable glove
Easy-to-use, more accurate than digital exam, and inexpensive
Usage, OB/GYN offices, ED, L/D units

Healthcare Problem:

Accurate cervical dilation measurement is crucial for safe childbirth. But the standard two-finger method of testing—used since ancient Greece—is as inaccurate as 19%. This practice influences decisions on hospital admission, medication, and the rising rate of C-sections. Should a baby's and woman's well-being rely on such guesswork?

SharpMed's Solution:

Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based

decisions, enhancing the safety and predictability of deliveries. This innovation is set to modernize labor progression standards, leaving outdated methods where they belong—in the past. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026

Video Summary:

TIMES™

The pinnacle of chest tube management.

TIMES™ (PROJECTED CLASS 1-2)
REACTOR
85%
COMPLETION RATE
*Available in various sizes
First modern method of chest tube insertion
Family of 4 products for inserting, draining & securing chest tubes
Require small incision; no need for scalpel or clamp; improved drainage
Usage - EMS, Military & Civilian Hospitals

Healthcare Problem:

The technology for large chest tube insertions is from the 1860's; there must be a better way! The placement and maintenance of traditional chest tubes require a high level of precision, which can vary significantly among clinicians. This variability often leads to inconsistent patient outcomes and increased safety concerns.

SharpMed's Solution:

TIMES™ revolutionizes chest tube management with its state-of-the-art approach. Our groundbreaking platform simplifies procedures for healthcare

providers while enhancing patient safety and elevating the standard of thoracic care. The TIMES™ System is a family of 4 products. It is the belief of SharpMed that the Reactor Generation 2 will also be an FDA Class 2 product via a 510(k) submission. SharpMed also is confident that the other three products in this family (closed chest tube, sutureless attachment system, and temporary drainage bag) will be considered FDA Class 1 products. Experience a new era in chest tube management with TIMES™.

Video Summary:

Single Page Product Summaries

Click Here To Download PDF Summaries of Each Product

Clinically Proven And Physician Approved

From pioneering research to clinical application

To date, the medical research behind our products has been published in these highly-esteemed medical journals:


MEDICAL CORPS
SAEM
Society for Academic Emergency Medicine
TACTICAL PARAMEDIC
AMERICAN JOURNAL OF SURGERY
Journal of Trauma and Acute Care Surgery
UNCONVENTIONAL WARFARE
JOURNAL OF SPECIAL OPERATIONS MEDICINE
UNCONVENTIONAL MEDICINE
SharpMed

What frontline heroes are saying about SharpMed

Our real-world impact according to trailblazing doctors: The firsthand accounts of the healthcare professionals who use our products proves our impact on patient care. Each story is a testament to our commitment creating a future where SharpMed is synonymous with excellent care and enhanced patient experiences.


Far and away faster than the traditional method with its multiple steps and reaching from tray to op field and back. All in all, I think this is the future of emergency tube thoracostomy.
Dr. Donald Jenkins
Emergency Physician, Chester PA
Dr. Michael Todd
Trauma Surgeon, Scottsdale AZ
The device handles very intuitively and I decompressed the pneumothorax much quicker than a needle decompression... I do plan on using the Reactor again!
To me, it's a very pragmatic and simple device which has great promise to prevent the most challenging complications and hopefully will become the standard for including in every emergency department or every emergency intubation that is done for patients who are at risk.
Dr. Steven H. Mitchell, MD, FACEP
Medical Director, Seattle WA

Patents

Our intellectual milestones

A glimpse at our 6 issued and 16 pending patents.

Our remarkable IP portfolio consists of 6 issued and 16 pending patents, showcasing our unwavering commitment to innovation and reinforcing our unique technologies. Our issued patents safeguard crucial innovations, encompassing the key features of all 5 of our products. Simultaneously, our pending patents serve as a protective shield for our technological domain, thwarting imitations by competitors. This ensures exclusive market rights and a formidable competitive advantage for years to come.

PATENT	DESCRIPTION	U.S. SERIAL #
Anti-Contagion Mask	Basic clear passive face mask respirator	11,123,581
Anti-Contagion Mask	Basic clear passive face mask respirator	11,684,809
Endotracheal Tube Assembly	Single Pressure Relief Valve for ET Oxygen Cap	11,826,507
Laryngoscopic Device with Drug & Oxygen Delivery Conduits	Coopted Oxygen Conduit with Laryngoscope Blade	9,295,798 B2
Cervix Caliper	Method of measuring the cervix during labor. Unique design as the disposable device fits under the disposable glove.	16,867,700
Chest Tube Trainer	A device that helps practice insertion of chest tubes	11,107,371

Grants And Founder Commitment

Empowering our vision through strategic funding

We're unlocking new, non-dilutive capital avenues to redefine patient care.

Our dedication to revolutionizing patient care is exemplified by the personal commitment of our leadership. Prior to seeking external funding, our founder and Board of Directors invested $4.5 million into our venture.

Now SharpMed is actively seeking additional non-dilutive funding opportunities to strengthen our resources. We are currently applying for 5 National Institutes of Health NIH grants, with a target of securing up to $10 million to expedite our growth.


NIH National Institutes of Health
Turning Discovery Into Health
SharpMed™
$2M
$2M
$2M
$2M
$2M
$10M

Leadership

We Meet the pioneers behind

SharpMed

A leadership team as innovative as our solutions


PRESIDENT & CEO
DR. CHRIS SALVINO, MD, FACS
Dr. Salvino is a trauma and critical care surgeon with thirty years of experience in medicine. In addition to having a strong, hands-on clinical background, Dr. Salvino is an accomplished inventor with a degree in Mechanical Engineering. Early on, he recognized a need for improvements in the medical device development process; improvements that would benefit both patients and clinicians.
Dr. Salvino completed his Bachelor of Science in Biology at the University of Notre Dame and his Doctor of Medicine at Loyola Medical School. Dr. Salvino also holds Master's degrees in Aerospace Medicine from Wright State University, Flight Test Engineering from the National Test Pilot School, Planetary Geology from Arizona State University, Engineering Mining from the University of Arizona, and Space Studies from the University of North Dakota.
Surgeon | Engineer | Geologist | Pilot | Space Developement

 **CFO**

KEN ANDRESEN



Ken spent 14 years with KRD Trucking, an industry leader in providing loading and transportation services for collection companies in the Waste Industry. During his tenure, Ken was influential in the company's growth from $40 to $117 million in revenue, 680 employees and a 14-state operating footprint primarily throughout the Midwest and Southeast Regions of the United States.

For 8 years, Ken served as the President, Treasurer and a Board of Director for KRD Trucking predominantly focused internally on overseeing the Financial, Operational, Mechanical, and Safety pillars of the company and externally on customer relations including negotiating and executing multi-year master service agreements. Prior to becoming President, Ken served as the Chief Financial Officer of KRD Trucking. For 6 years, Ken accounted for 6 entities, created divisional budgets, built an information technology data management and KPI platform, managed a large deductible insurance program, closed a $36.6 million bank deal and successfully brought on a private equity partner through a $60 million recapitalization of the company.

Ken began his career in public accounting with KPMG in Chicago, IL after graduating with Bachelor of Science Degrees in Accountancy and Finance from The University of Illinois at Urbana-Champaign.

 **JAMES OBERMAN**



Currently serves as CEO of Payroc. Payroc is a Top Ten Non-Bank US Merchant Card PaymentProcessor. Since 1996, Jim has also served in senior executive capacities for leading, publicly traded,payment and finance companies, including FIS Worldpay (fkaVantiv) and CIT). For over 37 years Jim has been a board member of Calvary Academy Christian School, Restoration Ministries and Parkview Christian Church

 **MARK MICHUDA**



President of Michuda Diversified Holdings which includes Michuda Construction a 5thgeneration family business that specializes in health care construction, Cruz Construction whichis a Certified Minority Business, Evergreen Senior Living Development, and managementoversight of the sale of inHealth Life Sciences a CAP accredited high complexity toxicologylab.Mark has been actively involved with SharpMed on its Board of Directors since 2020.

 **RYAN HALLET**



Chief Growth Officer and founder of a market leading Payments Company, "Payroc". Ryan has extensive experience in sales, distribution, and marketing. Ryan serves as a board advisor andboard member in both Payments companies and local non for profit organizations.

 **DON SMITH**



30 years of Medical Industry experience in Sales & Marketing, Management, Product Development aswell as Corporate and Government Account Management from Fortune 100 to startup companies. Participated in numerous product launches and successful introduction/adoption of disruptive technologies. Led successful medical device companies from start up to revenue generation and exit. Training and Experience in military and civilian pre-hospital clinical roles.



Team

   Chris Salvino   Founder

   Ken Andresen   Chief Financial Officer

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. We have 5 now that are ~ 67-95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become "standard of care". Briefly, these 5 are:

- **TURBO® O₂ CAP** – designed to eliminate/reduce hypoxia during difficult intubations. The Turbo® O₂ Cap is projected to be commercially ready at the end of 2024 or the beginning of 2025.
- **MODERN™ N95** – developed to be the world's first transparent N95 that is adjustable, comfortable, and washable (the main body) with a disposable filter.

- **EXACT™ CERVICAL RULER** – the two-finger approach to measuring the cervix in the active phases of labor has not changed since it was first described in Roman times. Our device was designed to be a simple, disposable, easy-to-use product that is designed to be much more accurate.
- **BIO PROTECT™** – the world's first dual-purpose mask that is designed to provide more oxygen than other simple masks, but also is being developed to provide staff protection if the patient has respiratory disease.
- **TIMES™ SYSTEM** – A family of products to ideally allow a much quicker and easier chest tube insertion and attachment to the chest wall without sutures. A bonus is that this system comes with what we believe is the world's first closed-chest tube, so blood/pus is contained until the drainage system is hooked up.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic:

- **Reserve**. Reserve from $100 + via our campaign page as we prepare to launch our campaign.
- Ask Questions. Want to learn more? Post your questions on our discussion board here.
- Follow our campaign. Not sure if you want to invest, but still want to stay up to date? Feel free to hit the follow button on our campaign.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed









I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. Our current products include five groundbreaking medical devices, each between 67-95% market-ready. One of which is the **TURBO® O₂ CAP** – designed to eliminate/reduce hypoxia during difficult intubations. The Turbo® O₂ Cap is projected to be commercially ready at the end of 2024 or the beginning of 2025. See our exciting video on this product

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform. We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in owning a stake in our growing business. It's truly exciting to be part of this leap forward in democratizing the startup investment market. **I'd like to invite you to check out our** campaign, and I'd love to have you participate in any way you can.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

  







I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. We have 5 now that are ~ 67-95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become "standard of care". One of which is the **EXACT™ CERVICAL RULER.** The two-finger approach to measuring the cervix in the active phases of labor has not changed since it was first described in Roman times! Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based decisions, enhancing the safety and predictability of deliveries. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach. See the product video here.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

  







I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. We have 5 now that are ~ 67-95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become "standard of care". One of which is **MODERN™ N95** – developed to be the world's first transparent N95 that is adjustable, comfortable, and washable (the main body) with a disposable filter. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

  







OUR CAMPAIGN IS JUST A FEW WEEKS AWAY FROM GOING LIVE!

I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. Our current products include five groundbreaking medical devices that are 67 – 95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become a "standard of care". One of which is the TIMES™ System – our groundbreaking platform that revolutionizes the insertion, attachment, and drainage of chest tubes! Did you know that the main way doctors insert chest tubes is based on a procedure from the 1860s? Would you buy a cellphone that was 150 years old?

Please see the product video here.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement (Form C) is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

  

